Exhibit 99.1

Strictly Private And Confidential

EXECUTION COPY

DEUTSCHE BANK RIGHTS OFFERING 2014

RIGHTS OFFERING UNDERWRITING AGREEMENT

between

DEUTSCHE BANK AKTIENGESELLSCHAFT

- and -

UBS LIMITED

- and -

BANCO SANTANDER, S.A.

- and -

BARCLAYS BANK PLC

- and -

COMMERZBANK AKTIENGESELLSCHAFT

- and -

GOLDMAN SACHS INTERNATIONAL

- and -

J.P. MORGAN SECURITIES PLC

Dated May 18, 2014

DB 2014 / Underwriting Agreement

DB 2014 / Underwriting Agreement

DEFINITIONS

In this Agreement, the following definitions have the meaning ascribed to them on the following pages:

512(c) Prospectus Supplement	10
Accession Agreement	10
Accountholding Bank	13
Action	36
Agreement	6
Amended Prospectus Directive	34
Applicable Time	18
Approval Date	38
Articles of Association	6
Authorized Agent	48
Authorized Capital	6
BaFin	9
Base Prospectus	9
Bribery Act	28
Business	23
Business Day	49
Capital Increase	8
Capital Increase Account	13
Clearstream	14
Closing Date	15
Commercial Register	6
Commitment	11
Company	6
Current Disclosure Package	19
Deutsche Bank	6
Effective Time	18
Exchange Act	19
Existing Shareholders	8
Existing Shares	6
Exit Offering	45
FCPA	28
Fee	37
Final Term Sheet	9
Final U.S. Prospectus	10
First Closing Date	15
FSMA	34
German Stock Exchanges	10
Germany	6
Governmental Authority	25
Governmental Authorization	25
Group	20

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IFRS	20
Indemnified Person	36
Indemnifying Person	36
International Offering Circular	10
Investor	6
Issue Price	8
Issuer Free Writing Prospectus	20
Joint Bookrunners	6
Management Board	6
Material Adverse Effect	23
Material Adverse Event	43
Material Insurances	22
Money Laundering Laws	28
New Shares	8
New York Court	48
NYSE	9
OFAC	28
Off-Balance Sheet Arrangements	21
Offer Documents	10
Offered Shares	8
Offering	8
Person	28
PFIC	29
Preliminary Backstop Price	11
Pre-Placement	6
Process Bank	6
Prospectus	9
Prospectus Directive	9
Prospectus Regulation	17
Reference Period	12
Reference Price	12
Registration Statement	18
Regulation S	8
Relevant Implementation Date	34
Relevant Member State	34
Resolution	11
Rights Offering	8
Rights Offering Shares	11
Rump Offering	8
Rump Shares	8
Sanctions	28
SEC	9
Second Closing Date	15
Securities Act	8
Securities Act Regulations	18
Settlement Account	15

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Significant Subsidiaries	23
Step-up Price	11
Stock Exchanges	9
Subscription Certificate	13
Subscription Date	40
Subscription Offer	9
Subscription Period	16
Subscription Price	11
Subscription Right	16
Subsidiaries	20
Supervisory Board	6
TERP	11
TERP Discount	12
Total Old Shares	12
U.S. Proceedings	48
U.S. Prospectus	9
U.S. Prospectus Supplement	9
UBS Limited	6
Underwriters	6
United Kingdom	8
United States	8
US-Dollar Subscription Price	13

DB 2014 / Underwriting Agreement

UNDERWRITING AGREEMENT, dated May 18, 2014 (this “Agreement”)

among

(1)	DEUTSCHE BANK AKTIENGESELLSCHAFT (the “Company” or “Deutsche Bank” as issuer and Sole Global Co-ordinator and Bookrunner);

(2)	UBS Limited (“UBS Limited” or the “Process Bank”), Banco Santander, S.A., Barclays Bank PLC, COMMERZBANK Aktiengesellschaft, Goldman Sachs International and J.P. Morgan Securities plc (together with UBS Limited the “Joint Bookrunners or, together with further financial institutions acceding to this Agreement, the “Underwriters”.

RECITALS

(A)	The Company is a stock corporation incorporated under the laws of the Federal Republic of Germany (“Germany”) and registered under docket number HRB 30000 with the commercial register of the Local Court in Frankfurt am Main (the “Commercial Register”).

(B)	As of the date of this Agreement, the registered share capital of the Company amounts to € 2,609,919,078.40. It is divided into 1,019,499,640 ordinary registered shares with a notional par value of € 2.56 each (the “Existing Shares”).

(C)	Pursuant to Section 4(6) of the articles of association (Satzung) of the Company (“Articles of Association”), the management board (Vorstand) of the Company (“Management Board”) is authorized to increase the share capital on or before April 30, 2018, with the consent of the supervisory board (Aufsichtsrat) of the Company (“Supervisory Board”), once or more than once, by up to a total of € 230,400,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights. Pursuant to Section 4(7) of the Articles of Association, the Management Board is authorized to increase the share capital on or before April 30, 2016, with the consent of the Supervisory Board, once or more than once, by up to a total of € 691,200,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights. The Company has not yet made use of these authorizations aggregating € 921,600,000 referred to above (together, the “Authorized Capital”).

(D)

Based on the Authorized Capital, the Company intends in a pre-placement (the “Pre-Placement”) to issue new ordinary registered shares with no par value and full dividend entitlement for the fiscal years as from 2014 to an institutional investor (the “Investor”). The statutory pre-emptive rights (gesetzliche Bezugsrechte) of the Company’s existing shareholders will be excluded. The new shares to be issued in the Pre-Placement will be sold outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended. The settlement of the Pre-Placement is envisaged to occur after the Company’s annual general meeting scheduled for May 22, 2014, but in any event prior to the record

DB 2014 / Underwriting Agreement

date for the Rights Offering (as defined below). The Investor has committed vis-à-vis the Company in a commitment letter to subscribe for new shares in the Pre-Placement in a total gross volume of € 1.75 billion. The Company legal counsel has provided the following information with respect to the commitment letter:

According to its wording, the commitment letter confirms the “unilateral legal commitment (einseitige Verpflichtung) of the Investor vis-à-vis the Company to subscribe for and purchase new shares of the Company in a capital increase without subscription rights in the Pre-Placement and in a subsequent rights offering to the Company’s shareholders. The commitment letter states that, subject to the conditions set forth in the commitment letter, the Investor agrees to subscribe for new shares in the Pre-Placement, provided that the aggregate pre-placement price shall not exceed the Investor’s maximum commitment of € 1.75 billion. Under the caption “Subscription, Issuance and Payment; Termination Right” the commitment letter states that the obligations of the Investor under the commitment letter were subject to the Investor being entitled to terminate the commitment letter if the Company publishes an ad hoc notice pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz) other than an ad hoc notice with respect to the announcement of the transactions described or contemplated in the commitment letter or with respect to information intended to be published in connection with such transactions, before May 18, 2014, 6:00 a.m. CEST. Upon the occurrence of such event, the Investor would have been entitled to terminate the commitment letter, but by no later than May 18, 2014, at 7:00 a.m., unless the Investor has waived such termination right. The commitment letter also states that, for the avoidance of doubt, after the time specified above, the Investor may no longer invoke the occurrence of the termination event described above. The commitment letter does not describe any other termination rights of the Investor with respect to its commitment to subscribe for new shares in the Pre-Placement under the caption “Subscription, Issuance and Payment; Termination Right”, or elsewhere in the commitment letter. The commitment letter further states that if the registration of the execution of the Pre-Placement capital increase with the commercial register has not been effected by June 11, 2014, 11:00 p.m. CEST, the subscription certificate with respect to the new shares to be subscribed for in the Pre-Placement shall, in accordance with its terms, expire.

As of the date of this Agreement, the Investor has not terminated the commitment letter and, accordingly, the termination right has expired. The issue price per new share to be issued in the Pre-Placement has been determined by the Company immediately prior to the announcement of the Rights Offering at € 29.20 reflecting a discount of 5.0% (including dividend differential) to the closing price of the Company’s shares on the Frankfurt Stock Exchange (XETRA trading) on a reference day prior to the announcement of the Rights Offering. Furthermore, the Investor has irrevocably committed to the Company to exercise in the Rights Offering all of the pre-emptive rights that will be allocated to the Investor in respect of the shares of the Company that are held by the Investor on the record date for such allocation, and to subscribe for and purchase all New Shares attributable to such rights.

(E)	The Management Board contemplates a subsequent equity offering (which will be announced together and simultaneously with the Pre-Placement on May 18, 2014

DB 2014 / Underwriting Agreement

by way of an ad hoc announcement) and in connection therewith an increase of the share capital of the Company from the Authorized Capital by issuing up to approximately 300,000,000 ordinary registered shares with no par value and full dividend entitlement as from the fiscal year 2014 to its existing shareholders (the “Existing Shareholders”) in a rights offering (the “Rights Offering”) pursuant to Section 186(5) of the German Stock Corporation Act (mittelbares Bezugsrecht). The issuance of a portion of these shares will be based on the authorization in Section 4(7) of the Articles of Association and the remainder on the authorization in Section 4(6) of the Articles of Association. The final number of shares offered will depend on the Subscription Price to be determined in accordance with Article 1 below and thus be determined together with the Subscription Price.

(F)	The Rights Offering will include public offerings in Germany, the United Kingdom of Great Britain and Northern Ireland (the “United Kingdom”) and in the United States of America (the “United States”). The New Shares (as defined below) for which Subscription Rights (as defined below) have not been validly exercised in the Rights Offering and the New Shares for which the subscription rights will have been excluded (together, the “Rump Shares”) will be offered for sale by means of a public offering in the United States and in private placements to investors in Germany and certain other jurisdictions (excluding Japan) (the “Rump Offering” and, together with the Rights Offering, the “Offering”). Offers and sales outside the United States will be made in offshore transactions in reliance on Regulation S (“Regulation S”) under the U.S. Securities Act of 1933 (as amended) (the “Securities Act”).

(G)	On May 18, 2014, the Management Board passed a resolution approving the Offering in principle including the determination of the Subscription Price as contemplated by this Agreement. By resolution dated May 18, 2014, the Supervisory Board approved the foregoing resolution of the Management Board and authorized the Chairman’s Committee of the Supervisory Board (Präsidialausschuss) to take any further resolutions in connection with the Offering.

(H)	By resolution expected to be dated June 4, 2014 (but no later than by June 9, 2014), the Management Board is expected to determine to increase the share capital of the Company by an amount of up to approximately € 768,000,000 (the “Capital Increase”) by issuing up to approximately 300 million ordinary registered shares with no par value and full dividend entitlement for the fiscal year 2014 (the “New Shares”) from the Authorized Capital. The resolution will determine the final number of New Shares based on the Subscription Price determined in accordance with Article 1 below. The New Shares may be subscribed by the Underwriters at an issue price (Ausgabebetrag) of € 2.56 (the “Issue Price”) per New Share in accordance with the terms and conditions of this Agreement. Pursuant to the resolution of the Management Board expected to be dated June 4, 2014, the New Shares will be offered to the Existing Shareholders in the Rights Offering (the “Offered Shares”) except for a residual amount of New Shares in respect of which subscription rights may be excluded to avoid broken amounts.

(I)	By resolution expected to be dated June 4, 2014, the Chairman’s Committee of the Supervisory Board which has been authorized for such purpose, is expected to approve the foregoing resolution of the Management Board on the Capital Increase and on the Subscription Price.

DB 2014 / Underwriting Agreement

(J)	It is expected that on June 6, 2014 the Company will publish a subscription offer (Bezugsangebot) (the “Subscription Offer”) substantially in the form as set out in Schedule I to this Agreement in the German Federal Gazette (Bundesanzeiger) as well as on June 6, 2014 in one German mandatory stock exchange newspaper of general circulation in Germany. The subscription rights entitling holders to subscribe for the Offered Shares will be traded on the Frankfurt Stock Exchange and the New York Stock Exchange (the “NYSE” and, together with the German Stock Exchanges (as defined below), the “Stock Exchanges”) from, and including June 6, 2014 until, and including June 18, 2014 in the case of the NYSE and June 20, 2014 in the case of the Frankfurt Stock Exchange. Deutsche Bank shall act as subscription agent (Hauptbezugsstelle) in connection with the Rights Offering.

(K)	For the purpose of the Offering, the Company has prepared or will prepare the following documents:

(i)	For purposes of the Offering in Germany, the Company will prepare a prospectus pursuant to Sections 5 and 12(1)1 of the German Securities Prospectus Act (Wertpapierprospektgesetz), which will be drawn up as a single document in the English language including a German translation of the summary and which is expected to be approved by the competent German Supervisory Authority for Financial Services (Bundesanstalt für Finanzdienstleistungsaufsicht) (the “BaFin”) on June 5, 2014 (the “Prospectus”). For the purpose of the public offering in the United Kingdom, the Prospectus will be notified by the BaFin to the competent authority in the United Kingdom in accordance with the procedure specified in Article 18 of the Directive of the European Parliament and the Council 2003/71/EC, as amended (the “Prospectus Directive”).

(ii)	The Company filed on September 28, 2012 with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 (No. 333-184193) pursuant to the provisions of the Securities Act relating to, inter alia, the Company’s ordinary shares and subscription rights with respect thereto, which became effective upon filing pursuant to Rule 462(e) under the Securities Act. Such registration statement contains a base prospectus in the form in which it has most recently been filed with the SEC on or prior to the date of this Agreement (the “Base Prospectus”), to be used in connection with the Offering in the United States. For purposes of the Offering in the United States, the Company will prepare a U.S. prospectus supplement to the Base Prospectus with respect to the New Shares and the Subscription Rights (the “U.S. Prospectus Supplement”, and together with the Base Prospectus, the “U.S. Prospectus”) included in the Registration Statement (as defined below). In addition, the Company shall prepare a prospectus supplement required to be filed in accordance with Item 512(c) of Regulation S-K under the Securities Act (the “Final Term Sheet”) which is to include, among other things, the offer price for the Rump Shares (as defined below) and any other terms of the Rump Offering (the “512(c) Prospectus Supplement” and, together with the U.S. Prospectus, the “Final U.S. Prospectus”).

DB 2014 / Underwriting Agreement

(iii)	For purposes of the Offering to institutional investors in certain other jurisdictions (excluding Japan), the Company will use the Prospectus together with a supplement including certain selling restrictions as an international offering circular (the “International Offering Circular”; the International Offering Circular together with the Prospectus and the U.S. Prospectus (as then amended or supplemented, including, if applicable, by the 512(c) Prospectus Supplement), in each case including all documents incorporated or deemed to be incorporated by reference therein, the “Offer Documents”).

(L)	Application will be made to have (i) the New Shares admitted to trading on the regulated market (Regulierter Markt) at the German stock exchanges in Berlin, Düsseldorf, Frankfurt am Main, Hamburg, Hannover, Munich and Stuttgart (collectively, the “German Stock Exchanges”) and to the sub-sector of the regulated market with additional obligations arising from admission (Prime Standard) of the Frankfurt Stock Exchange and (ii) the Subscription Rights admitted to trading on the NYSE and the New Shares listed on the NYSE.

(M)	The Company desires to issue to the Underwriters and the Underwriters desire to subscribe for the New Shares for offering them for subscription and resale in the Offering as provided herein and in the Offer Documents. Deutsche Bank will assume selling activities in the Offering and act as Global Coordinator and bookrunner but will not perform an underwriting function in the Offering.

(N)	It is contemplated that further financial institutions will be invited to accede to this Agreement in a further agreement (the “Accession Agreement”) as additional joint bookrunners (it being understood that for purposes of delivering subscription certificates and effecting payment of the issue price for the New Shares according to Article 2 hereof the term Joint Bookrunner shall be limited to the Joint Bookrunners prior to the accession) and co-lead managers by the Company, which financial institutions upon their respective accession will become Underwriters as such term is used in this Agreement.

(O)	If the resolutions referred to in Recitals (H) and (I) are deferred (to a date being no later than June 9, 2014), all dates set out in this Agreement (including subscription period, Subscription Date, Closing Dates, rights trading period, USD exchange reference date) shall be moved accordingly.

NOW, IT IS HEREBY AGREED as follows:

ARTICLE 1 AGREEMENT TO ISSUE AND SUBSCRIBE

(1)

The New Shares. Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to subscribe for up to the number of

DB 2014 / Underwriting Agreement

New Shares as set forth opposite the name of such Underwriter in Schedule II to this Agreement at the Issue Price. The number of New Shares which any particular Underwriter shall be required to subscribe pursuant to this Agreement shall not exceed the maximum number set forth opposite such Underwriter’s name in Schedule II to this Agreement (in each case the “Commitment”), subject to any increase pursuant to Article 11 of this Agreement. It is contemplated that further financial institutions accede to this Agreement with total commitments aggregating of up to approximately 50% of New Shares, which will reduce the Commitments pursuant to Schedule II. Commitments may thus be reduced by the Company in its sole discretion once further financial institutions accede to this Agreement after the date hereof prior to May 21, 2014. The Commitments so adjusted will be set forth in the Accession Agreement. Initially, the Commitments as set forth in Schedule II shall include a maximum Euro amount and a maximum number of New Shares based upon the Preliminary Backstop Price set forth below. Upon conclusion of the Accession Agreement, such Commitments shall be adjusted but continue to include a maximum Euro amount and a maximum number of New Shares. Upon determination of the Subscription Price (as defined below), the final Commitments will be determined as set forth in paragraph (2) below.

(2)	Determination of Subscription Price. The subscription price (Bezugspreis) per share at which the New Shares will be offered in the Offering (the “Subscription Price”) shall be determined as follows and confirmed as provided in lit. (f) below and in a resolution by the Company’s Management Board expected for June 4, 2014 (but in any event no later than June 9, 2014) (the “Resolution” and to be approved by the Company’s Supervisory Board:

(a)	The Subscription Price shall be the higher of (i) the Preliminary Backstop Price (as defined in paragraph (b) below), and (ii) the Step-up Price (as defined in paragraph (c) below), it being understood that the Company in its sole discretion, after consultation with the Process Bank, may determine a lower Subscription Price.

(b)	The Subscription Price shall equal at least € 21.00 (the “Preliminary Backstop Price”). Based on the closing price of Deutsche Bank shares on the Frankfurt Stock Exchange (XETRA trading) on May 16, 2014, the Preliminary Backstop Price represents a discount to the theoretical ex rights price (the “TERP”), as calculated by the formula under (d) below, of 26.6 per cent.

(c)	The “Step-up Price” shall mean the amount in Euro, commercially rounded to two decimal points, calculated on the basis of:

(i)	a number of up to approximately 300,000,000 new ordinary shares of the Company (the “Rights Offering Shares”);

(ii)	the higher of (a) the closing price of Deutsche Bank shares on the Frankfurt Stock Exchange (XETRA trading) on the trading day on which the Resolution has been adopted (expected to be June 4, 2014), and (b) the volume weighted average price of Deutsche Bank shares on the Frankfurt Stock Exchange (XETRA trading) over the two-day period (the “Reference Period”) expected to be from June 3, 2014 to June 4, 2014 (such higher share price hereinafter referred to as the “Reference Price”);

DB 2014 / Underwriting Agreement

(iii)	a discount to the TERP, as calculated by the formula under (d) below, of 20 per cent (the “TERP Discount”); and

(iv)	the total number of the Company’s ordinary shares issued and registered with the Commercial Register as of the date on which the Resolution is adopted (including for the avoidance of doubt the shares issued in the Pre-Placement) (the “Total Old Shares”);

determined pursuant to the following formula:

Total Old Shares × Reference Price × (1 – TERP Discount)
(Total Old Shares + Rights Offering Shares) – (1 – TERP Discount) × Rights Offering Shares

(d)	For purposes of clarification, the TERP is calculated as follows:

Total Old Shares × Reference Price + Rights Offering Shares × Subscription Price
Total Old Shares + Rights Offering Shares

(e)	Based on the Subscription Price determined as set forth above, on June 4, 2014 (but no later than on June 9, 2014) the Company, after consultation with the Process Bank, shall also determine the number of New Shares to be issued (with variations in order to arrive at a suitable subscription ratio being permissible).

(f)	The Subscription Price as determined above, the number of New Shares to be issued, the resulting subscription ratio, and the fractional amount to be excluded from shareholders’ subscription rights, if any, shall be confirmed by the parties hereto by way of a final term sheet as set forth in Schedule III. If the volume weighted average price of Deutsche Bank shares on the Frankfurt Stock Exchange (XETRA trading) on the second trading day immediately preceding the Subscription Period (as defined below) is below the Preliminary Backstop Price, the Underwriters shall pay to the Company the Preliminary Backstop Price per New Share but the Subscription Price and the Subscription Period for the Rights Offering shall be agreed between the Underwriters and the Company so as to exclude a factual exclusion of shareholders’ preemptive rights (faktischer Bezugsrechtsausschluss).

(3)	No Pre-Placement. If the capital increase in connection with the Pre-Placement has not been registered with the Commercial Register prior to the start of the Reference Period, the Subscription Price shall equal the Preliminary Backstop Price (with no step-up) and the Company and UBS Limited (consulting with the other Joint Bookrunners (prior to any accession of other joint bookrunners)) shall discuss in good faith the proposed timing of the Rights Offering and the closing of any funding gap, which shall include an increase in the nominal amount of the Rights Offering (adding the shares that were previously reserved for the Pre-Placement) to maximize proceeds as is reasonably practicable.

DB 2014 / Underwriting Agreement

(4)	Subscription Price for US holders. Shareholders in the United States shall pay the Subscription Price as determined above in US Dollars. For that purpose, the Subscription Price expressed in US Dollars shall be calculated on the basis of the US Dollar/Euro exchange rate as determined by the European Central Bank at the ECB Euro foreign exchange reference rate on June 5, 2014 (the “US-Dollar Subscription Price”).

(5)	Underwriters not Joint Debtors or Creditors. Each of the Underwriters shall acquire sole title to the New Shares subscribed by it pursuant to this Agreement. The Underwriters shall be neither joint debtors nor joint creditors; there shall be no joint or fractional co-ownership in respect of New Shares among the Underwriters. There shall be no joint liability of the Underwriters.

ARTICLE 2 SUBSCRIPTION AND UNDERWRITING

(1)	Subscription. Subject to the conditions as set out in Article 8 and Article 9 of this Agreement and in accordance with the Commitments, the Underwriters agree to severally and not jointly subscribe the New Shares at the Issue Price, to pay to the Company the Issue Price for each of the subscribed New Shares for the purpose of effecting the registration of the execution of the Capital Increase, to offer the New Shares for subscription and sale in the Offering, and to cause payment of the difference between the Issue Price and the Subscription Price less commissions payable pursuant to Article 7(1) of this Agreement to the Company in accordance with the terms and conditions of this Agreement.

(2)	Subscription Certificates.

(a)

For the purpose of registering the execution of the Capital Increase in the Commercial Register, the Joint Bookrunners shall each deliver to the Company on behalf of the Underwriters a subscription certificate (each a “Subscription Certificate”) (Zeichnungsschein) on June 23, 2014, 8:00 a.m. CEST, duly signed in duplicate form pursuant to Section 185 of the German Stock Corporation Act (AktG), and each representing up to 50,000,000 New Shares (total up to 300,000,000 shares), such Subscription Certificates, in accordance with their terms, to expire on June 25, 2014, 12:00 a.m. (midnight) CEST. In subscribing to the New Shares, each of the Joint Bookrunners will subscribe to New Shares equalling its respective Commitment in its own name and as to the remainder of the New Shares to be subscribed pursuant to the preceding sentence in its own name but for the account of the other Underwriters. Each Joint Bookrunner shall effect payment of the Issue Price of the New Shares subscribed for by it on behalf of the Underwriters prior to June 23, 2014, 8:00 a.m. CEST, to a special account of the Company at UBS Limited (the “Accountholding Bank”) such account entitled “Sonderkonto Kapitalerhöhung” (the “Capital Increase Account”), being non-interest bearing and free of charges. Upon payment of the amount referred to above, the Accountholding Bank shall on

DB 2014 / Underwriting Agreement

June 23, 2014, 8:00 a.m. CEST, on behalf of the Underwriters, cause delivery to the Company of a certificate, confirming such credit pursuant to Sections 203(1), 188(2), 36(2), 36a(1) and 37(1) AktG.

(b)	Promptly upon receipt of the Subscription Certificates and the payment confirmation pursuant to subsection 2(a) of this Article 2, the Company shall effect the registration of the execution of the Capital Increase in the Commercial Register.

(c)	Without undue delay upon the registration of the Capital Increase with the Commercial Register, but at the latest by June 24, 2014, 3:00 p.m. CEST, the Company shall, per telefax in advance, furnish the Joint Bookrunners on behalf of the Underwriters with a certified copy of the registration notice of the Commercial Register and a certified excerpt from the Commercial Register evidencing the Capital Increase.

(d)	If the registration of the execution of the Capital Increase with the Commercial Register has not been effected by June 25, 2014, 12:00 a.m. (midnight) CEST, the Subscription Certificates for the New Shares shall expire and the Accountholding Bank may cancel on behalf of the Underwriters the credit of the aggregate Issue Price for the New Shares to the Capital Increase Account. In such event, the Joint Bookrunners and the Company may agree that the Joint Bookrunners shall each submit on behalf of the Underwriters a new Subscription Certificate for the New Shares (to expire in accordance with their terms on a date to be determined by the Joint Bookrunners), effect a new credit of the aggregate Issue Price for the New Shares to the Capital Increase Account and submit a new bank certificate to the Company for the registration of the execution of the Capital Increase with respect to the New Shares. If the Joint Bookrunners and the Company have not agreed on the submission of a new Subscription Certificate for the New Shares on or prior to July 1, 2014, all obligations of the Underwriters to subscribe for and purchase the New Shares under this Agreement shall terminate and the Accountholding Bank shall release any amounts credited to the Capital Increase Account for repayment to the relevant Joint Bookrunner. In this event the reimbursement obligation of the Company with respect to costs, charges and expenses incurred pursuant to the terms of Article 7(2) of this Agreement and the provisions set out in Article 6 of this Agreement shall remain in full force and effect, and the Company shall be obligated to reimburse the Underwriters as provided in Article 9(2) of this Agreement.

(3)

Delivery of Global Share Certificate. Promptly on the day on which the execution of the Capital Increase relating to the New Shares is registered in the Commercial Register but no later than June 24, 2014, 3:00 p.m. CEST, the Company shall deliver to the Accountholding Bank on behalf of the Underwriters a global share certificate representing the New Shares. The Accountholding Bank shall deliver the global share certificate to Clearstream Banking AG, Frankfurt (“Clearstream”), to enable transfer of the New Shares to the investors by way of book-entry, it being understood that the New Shares represented by the global share certificate shall be initially credited to an account of the Accountholding Bank at Clearstream for the

DB 2014 / Underwriting Agreement

account of the Underwriters. In the United States, the New Shares shall be credited by the Computershare Trust Company, N.A. acting as subscription agent for Deutsche Bank to Cede & Co. and other U.S. shareholders.

(4)	No Acting in Concert. Each of the Underwriters acknowledges and agrees that none of the Underwriters will act in concert with the other Underwriters in relation to the Company, including in particular the exercise of voting rights in relation to the New Shares or any other cooperation with the aim of exerting influence over the Company with regard to its business policy.

ARTICLE 3 DELIVERY AND PAYMENT

(1)	Payment for the New Shares. (a) Subject to the terms and conditions of this Agreement, payment of the Subscription Price for the New Shares shall be effected as follows:

(i)	in respect of the Offered Shares that have been subscribed in the Rights Offering, Deutsche Bank in its function as subscription agent (Hauptbezugsstelle) shall pay the Subscription Price received to the Settlement Account specified below, such payment to be made on June 25, 2014 (the “First Closing Date”);

(ii)	in respect of the Rump Shares placed in the Rump Offering on the First Closing Date, Deutsche Bank, in settling the Rump Offering on behalf of the Underwriters, shall pay the proceeds from the Rump Offering executed on the First Closing Date to the Settlement Account specified below, such payment to be made on June 27, 2014 (the “Second Closing Date”, and the First Closing Date and the Second Closing Date each a “Closing Date”);

(iii)	to the extent the proceeds to be paid to the Settlement Account in accordance with the foregoing sub-paragraph (ii) result on a per share basis in an amount lower than the Subscription Price, the Underwriters shall pay the difference between the Subscription Price and such lower per-share amount for each of the Rump Shares to be purchased by such Underwriter pursuant to Schedule II of this Agreement to the Settlement Account specified below, such payment to be made on the Second Closing Date; and

(iv)	in respect of the Rump Shares not placed in the Rump Offering on the First Closing Date, the Underwriters shall pay the Subscription Price for each of the New Shares to be purchased by such Underwriter pursuant to Schedule II of this Agreement to the Settlement Account specified below, such payment to be made on the Second Closing Date.

(b) Any such payment shall be made for value the same day in

(i)	Euro for Offered Shares that have not been subscribed at the US-Dollar Subscription Price as well as for Rump Shares, if any, by credit to an account (the “Settlement Account”) of the Accountholding Bank at Deutsche Bank for that purpose; and

DB 2014 / Underwriting Agreement

(ii)	US Dollar for Offered Shares subscribed at the US-Dollar Subscription Price via a payment of the Computershare Trust Company, N.A. acting as subscription agent of the Company to an account of the Accountholding Bank at Deutsche Bank for on-transfer to the Settlement Account as of the First Closing Date after any excess amount for overpayment due to exchange rate changes has been deducted.

Subject to the terms and conditions of this Agreement, the Accountholding Bank shall, without undue delay on the relevant Closing Date, transfer (a) the balance of the Settlement Account – minus payments previously made to the Capital Increase Account with respect to the payment of the Issue Price per New Share pursuant to Article 2(2)(a) of this Agreement with regard to the New Shares to be settled at the relevant Closing Date (such amounts to be returned to the relevant Underwriter) – and minus the commissions in respect of the New Shares settled on the relevant Closing Date pursuant to Article 7(1) of this Agreement, and (b) the balance on the Capital Increase Account to an account of the Company specified by it.

(2)	Delivery of New Shares to Underwriters. The New Shares shall be delivered to the Underwriters by or on behalf of the Company by submitting the global share certificate evidencing the New Shares to the Accountholding Bank as provided in Article 2(3) of this Agreement for transfer to Clearstream to allow book-entry transfer in Clearstream to investors, it being understood that the New Shares shall be initially credited to an account of the Accountholding Bank at Clearstream for the account of the Underwriters. It is understood and agreed by the parties hereto that no delivery or transfer of New Shares to the Underwriters under this Agreement on the relevant Closing Dates shall be effective until and unless credit of the Subscription Price for the relevant number of New Shares as set out in subsection (1) above has been made pursuant to this Agreement.

ARTICLE 4 RIGHTS OFFERING AND OFFERING

(1)	Rights Offering. Subject to the provisions set out in Article 8 and 9 of this Agreement, the Underwriters agree to offer the Offered Shares in a ratio of Existing Shares to Offered Shares to be determined in accordance with Recital (H) to the Existing Shareholders. The Offered Shares shall be offered at the Subscription Price in the Rights Offering during the period expected to run from (and including) June 6, 2014 through (and including) June 24, 2014 (the “Subscription Period”). The undertaking set out in the preceding sentence constitutes a contract for the benefit of the Existing Shareholders (Vertrag zugunsten Dritter pursuant to Section 328(1) of the German Civil Code (BGB)) and grants the Existing Shareholders the right (each a “Subscription Right”) to receive an offer to purchase Offered Shares from the Underwriters, subject to the conditions precedent set out in the Subscription Offer.

(2)	Co-ordination of Rights Trading. The Process Bank will act as rights trading co-ordinator (Koordinator des Bezugsrechtshandels) for the Rights Offering, in accordance with the rules of the Frankfurt Stock Exchange, of the NYSE and customary market practice.

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(3)	Offering of Rump Shares. Subject to the provisions set out in Articles 8 and 9 of this Agreement, the Rump Shares will be offered to domestic and international investors, in accordance with Recital (F), on the Business Day succeeding the Subscription Period with the aim to complete such offering by June 25, 2014, with settlement on June 27, 2014, and each of the Underwriters shall pay to the Company on the Second Closing Date the price at which the Rump Shares were sold, but in any event the Subscription Price, in full settlement of the obligations of the Underwriters to purchase such shares.

ARTICLE 5 REPRESENTATIONS AND WARRANTIES; UNDERTAKINGS

(1)	Representations and Warranties of the Company. The Company represents and warrants, in the form of an independent guarantee and irrespective of negligence (selbständiges, verschuldensunabhängiges Garantieversprechen) pursuant to Section 311 of the German Civil Code (BGB), to each of the Underwriters that as of the date of this Agreement, and by delivering the certificates referred to in Article 8(1)(f), Article 8(2)(e) and Article 8(4)(f) of this Agreement, as of the Approval Date (as defined below), the Subscription Date (as defined below), and each Closing Date:

(a)

the Prospectus and any amendment or supplement thereto will comply, as of their respective date, with all applicable legal requirements and all applicable rules and regulations of any competent governmental or regulatory stock exchange authority in Germany, including but not limited to the requirements set out in Sections 5 and 8 of the German Securities Prospectus Act (Wertpapierprospektgesetz) and applicable EU requirements with respect to securities prospectuses, including but not limited to the Commission Regulation (EC) No 809/2004 of April 29, 2004 as amended (the “Prospectus Regulation”). The Company has complied and will comply with all relevant regulations relating to the passporting of the Prospectus into, and the conduct of the Offering in, the United Kingdom. The Prospectus, as of its date, does not, and if amended or supplemented, if applicable, as of the date of such amendment or supplement, will not, contain any untrue statement of, or omit to state, a fact which is material for the assessment of an investment in the New Shares (enthält in Bezug auf für die Beurteilung der Wertpapiere wesentliche Umstände keine unrichtigen Angaben und ist in Bezug auf solche Angaben nicht unvollständig), all within the meaning of Sections 5(4) and 21(1) of the German Securities Prospectus Act (Wertpapierprospektgesetz); provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished in writing to the Company by an Underwriter expressly for use in any Offer Document and to be set out in a separate letter of the Process Bank to the Company prior to approval of the Prospectus by BaFin; the Offer Documents are substantially identical; the International Offering Circular, as of its date, does not, and, if amended or supplemented, if applicable, as of the date of such amendment or supplement, will not,

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contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished in writing to the Company by an Underwriter expressly for use in any Offer Document and to be set out in a separate letter of the Process Bank to the Company prior to approval of the Prospectus by BaFin; any opinions (Aussagen) and beliefs (Ansichten) or any forward looking statements of the Company contained in the Prospectus and the International Offering Circular are made in good faith after due and careful consideration and are based upon reasonable assumptions; and the Company has taken all necessary steps so that the Offering will be made in compliance with applicable securities laws;

(b)	the Registration Statement on Form F-3 (File No. 333-184193) filed with respect to the New Shares and the Subscription Rights became effective upon filing as of September 28, 2012 under Rule 462(e) under the Securities Act, and any post-effective amendment thereto filed on, or prior to, the date hereof, became effective upon filing under Rule 462(e) under the Securities Act, no stop order suspending the effectiveness of the Registration Statement or any part thereof has been issued under the Securities Act and is in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the SEC, and no notice of objection of the SEC to the use of the Registration Statement or any post-effective amendment thereto as an automatic shelf registration statement pursuant to Rule 401(g)(2) under the Securities Act shall have been received by the Company. Except where the context otherwise requires, “Registration Statement”, as used herein, means the registration statement referred to above in this sub-paragraph (b), as amended at the time of such registration statement’s effectiveness for the purposes of Section 11 of the Securities Act (the “Effective Time”), including (i) the exhibits and schedules thereto at such time, (ii) the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act at such time and (iii) the documents otherwise deemed to be a part thereof or included therein by the Securities Act Regulations (as defined below);

(c)

the Registration Statement, when it became effective, complied and, as then amended or supplemented, as of the Effective Time, as of the date and time of execution of the Final Term Sheet (the “Applicable Time”) and the relevant Closing Date, will comply, in each case, in all material respects, with the requirements of the Securities Act and the rules and regulations of the SEC under the Securities Act (the “Securities Act Regulations”); the conditions to the use of Form F-3 in connection with the Offering as contemplated hereby have been satisfied; the Registration Statement constitutes an “automatic shelf registration statement” (as defined in Rule 405 under the Securities Act), and, as of the determination date applicable to the Registration Statement (and any amendment thereof) and the Offering contemplated hereby, the Company is a “well-known seasoned issuer” and

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is not an “ineligible issuer” (in each case, as defined in Rule 405 under the Securities Act), in each case at the times specified in the Securities Act and the Securities Act Regulations; the Registration Statement did not and will not, as of the Effective Time, as of the date of the U.S. Prospectus Supplement, as of the Applicable Time and as of the relevant Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished in writing to the Company by an Underwriter expressly for use in any Offer Document;

(d)	each of the Company’s 2013 Annual Report on Form 20-F filed with the SEC on March 20, 2014, the Company’s interim results for the three months ended March 30, 2014 filed with the SEC on Form 6-K on April 29, 2014 (but only to the extent the information provided in such report on Form 6-K is, by its terms, incorporated by reference into the Registration Statement), the press release issued by the Company with respect to the sale of The Cosmopolitan of Las Vegas filed with the SEC on Form 6-K on May 15, 2014, and the investor presentation explaining the capital increase and its background as well as the ad-hoc notice to be published and filed with the SEC (such documents collectively the “Current Disclosure Package”) as of the date of publication or filing, respectively, and with regard to the period to which it relates, does not and did not, respectively, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading; all statements of opinion, intention or expectation, or any forward-looking statements, contained therein were, as of the date on which they were made, made after due and careful consideration of the circumstances considered relevant by the Company, were made in good faith and were based on assumptions considered reasonable by the Company;

(e)	the documents incorporated or deemed to be incorporated by reference in the U.S. Prospectus or the Final U.S. Prospectus as amended or supplemented pursuant to Item 6 of Form F-3, at the time they were or hereafter are filed with the SEC, as the case may be, conformed or, as applicable, will conform in all material respects to the requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable, and the rules and regulations of the SEC thereunder, and, when read together with the other information in the U.S. Prospectus or the Final U.S. Prospectus, as the case may be and at such time, none of such documents, at the time they were filed or hereafter are filed with the SEC or when they became or become effective, respectively, contained or will contain, respectively, an untrue statement of a material fact, or omitted or will omit, respectively, to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

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(f)	no order preventing or suspending the use of the U.S. Prospectus, the Final U.S. Prospectus or any “issuer free writing prospectus” as defined in Rule 433 under the Securities Act relating to the Offering (an “Issuer Free Writing Prospectus”) shall have been issued by the SEC; each of the U.S. Prospectus and the Final U.S. Prospectus will comply, as of the date that it is filed with the SEC, the Applicable Time and the relevant Closing Date, in all material respects, with the requirements of the Securities Act (in the case of the Final U.S. Prospectus, including, without limitation, Section 10(a) of the Securities Act); at no time during the period that begins on the earlier of the date of the Final U.S. Prospectus and the date the Final U.S. Prospectus is filed with the SEC and ends at the later of the relevant Closing Date will the U.S. Prospectus or the Final U.S. Prospectus, as then amended or supplemented, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; any Issuer Free Writing Prospectus, as of its date and at all subsequent times through the completion of the U.S. Offering or until any earlier date that the Company notifies the Underwriters, or (except as superseded by information included or incorporated by reference in the U.S. Prospectus or the Final U.S. Prospectus) did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus, including any document incorporated by reference therein and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified and when taken together with the U.S. Prospectus, did not and will not, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished in writing to the Company by an Underwriter expressly for use in any Offer Document;

(g)	the Company is (i) not in possession of any non-public information which constitutes insider information under German law, and the transactions contemplated by this Agreement will not constitute a violation by the Company of Section 14 of the German Securities Trading Act (Wertpapierhandelsgesetz), (ii) not currently exercising the right pursuant to Section 15(3) of the German Securities Trading Act granting temporary dispensation to issue ad hoc announcements, and (iii) not aware of any Material Adverse Effect (as defined below) which is not disclosed in the Current Disclosure Package;

(h)

the consolidated financial statements and the selected financial data included (directly or by incorporation by reference) in the Offer Documents give a true and fair view of the net assets, financial position and results of operations of the Company and its subsidiaries (the “Subsidiaries”) on a consolidated basis (the “Group”) as at the respective dates or for the respective periods to which they apply, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”)

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applied on a consistent basis throughout the respective periods involved, except as stated in the consolidated financial statements of the Company included (directly or by incorporation by reference) in the Offer Documents; and the unconsolidated financial statements of the Company (Einzelabschluss) included in the Prospectus and the International Offering Circular give a true and fair view of the net assets, financial position and results of operations of the Company on an unconsolidated basis as at the respective dates or for the respective periods to which they apply and such financial statements have been prepared in accordance with accounting principles generally accepted in Germany pursuant to the German Commercial Code;

(i)	the Company and each of its Subsidiaries maintain a system of internal control which is in compliance with Section 91 Stock Corporation Act (Aktiengesetz) and which is sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, German GAAP or other applicable accounting principles in the relevant jurisdictions, as the case may be; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Offer Documents, (i) there is no material weakness in the Company’s internal control over financial reporting and (ii) since the end of the Company’s most recent audited fiscal year, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;

(j)	neither the Company nor any of its Subsidiaries has any off-balance sheet arrangements other than as disclosed in the Offer Documents except for such off-balance sheet arrangements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect (as defined below). “Off-Balance Sheet Arrangements” shall mean any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company or any of the Subsidiaries has (i) any obligation under a guarantee contract pursuant to which the Company or any Subsidiary could be required to make payments to the guaranteed party including, without limitation, any standby letter of credit, market value guarantee, performance guarantee, indemnification agreement, keepwell or other support agreement, (ii) any retained or contingent interest in assets transferred to such unconsolidated entity which serves as credit, liquidity or market risk support to the entity in respect of such assets, (iii) any variable interest held in such unconsolidated entity where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with the Company or any of its Subsidiaries, and (iv) any other similar liability or obligation (whether absolute, accrued, contingent or otherwise) that would not be required to be recorded or disclosed in the Company’s consolidated financial statements under IFRS;

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(k)	KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft have audited and issued unqualified audit opinions (uneingeschränkte Bestätigungsvermerke) with regard to the annual financial statements of the Company in accordance with IFRS and German GAAP included (directly or by incorporation by reference) in the Offer Documents and are independent public accountants within the meaning of Section 43(1) of the German Regulation of the Profession of Wirtschaftsprüfer (Wirtschaftsprüferordnung der Wirtschaftsprüfer) as well as required by the Securities Act and the rules thereunder, including Rule 2-01 of Regulation S-X;

(l)	the Company and its Subsidiaries have filed all German and non-German tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file cannot reasonably be expected to have a Material Adverse Effect (as defined below) and except as set forth in or contemplated in the Offer Documents) and have paid all taxes shown on such returns or determined under a notice of assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as cannot reasonably be expected to have a Material Adverse Effect and except as set forth in or contemplated in the Offer Documents; and there is no tax deficiency which has been or might reasonably be expected to be asserted or threatened against the Company or any of its Subsidiaries or any dispute or investigation with any tax authority;, except, in each case where appropriate provisions have been set up in the Company’s IFRS condensed consolidated interim financial statements as of and for the three-month period ended March 31, 2014, that are included in the Offer Documents or where any of the events above cannot reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below);

(m)

the Company and each of its Subsidiaries are covered by insurances of insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in, and which are material to, their businesses (the “Material Insurances”); all Material Insurances and similar fidelity or surety bonds insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its Subsidiaries are in compliance with the terms of such Material Insurances and similar instruments; there are no material claims by the Company or any of its Subsidiaries under any such Material Insurances or similar instrument as to which any insurance company is denying liability or defending under a reservation or rights clause, except in each case, as which would not constitute a Material Adverse Effect (as defined below); neither the Company nor any of its Subsidiaries has been refused any insurance coverage by a Material Insurance sought or applied for; and neither the Company nor any of its Subsidiaries has any reason to believe that it will

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not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Offer Documents;

(n)	since the date of the latest financial statements included in the Current Disclosure Package or the Offer Documents, as the case may be, the Group has not sustained any loss or interference with its business, as currently conducted and described in the Current Disclosure Package or the Offer Documents (the “Business”), which loss or interference could reasonably be expected to have a material adverse effect in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or shareholders’ equity of the Group, whether or not arising from transactions in the ordinary course of business, or which could impair the ability of the Company to consummate or could otherwise materially affect the transactions contemplated under this Agreement (each a “Material Adverse Effect”), otherwise than as set forth in the Offer Documents or the Current Disclosure Package, as applicable; since the respective dates as of which information is given in the Offer Documents or the Current Disclosure Package, as the case may be, there has not been any change in the share capital of the Company (as shown in its consolidated balance sheet as Stammaktien, ohne Nennwert, rechnerischer Nominalwert 2,56 € / Common shares, no par value, nominal value of € 2.56) or any increase in consolidated long term debt or decrease in shareholders’ equity of the Group or any adverse change affecting the general affairs, management, or results of operation of the Group which, in each case, would constitute or would likely result in a Material Adverse Effect;

(o)	the Company is a stock corporation (Aktiengesellschaft) duly incorporated and validly existing under the laws of Germany; the Company and its Significant Subsidiaries (as defined below) have the power and authority to own, lease and operate their respective properties and to conduct their Business; each Significant Subsidiary is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; as used herein, “Significant Subsidiaries” shall mean each of Taunus Corporation, Deutsche Bank Americas Holding Corporation, German American Capital Corporation, DB U.S. Financial Markets Holding Corporation, Deutsche Bank Securities Inc., DB Structured Products, Inc., Deutsche Bank Trust Corporation, Deutsche Bank Trust Company Americas, Deutsche Bank Luxembourg S.A., Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft, DB Finanz-Holding GmbH and Deutsche Postbank AG;

(p)

the share capital of the Company is as set forth in the Offer Documents; all of the Existing Shares have been validly issued and are fully paid and conform to the description of the shares of the Company contained in the Offer Documents; except as disclosed in the Offer Documents there are no outstanding securities convertible into or exchangeable for, or options to purchase from the Company, or obligations of the Company to issue, shares of the Company; and all of the shares of the Company in its Subsidiaries or

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participations as described in the Offer Documents that are owned by the Company are held directly or indirectly by the Company, free of all encumbrances and other third-party rights or claims (except for intra-group pledges or encumbrances, pledges or encumbrances in the ordinary course of business or pledges or encumbrances that are not likely to have a Material Adverse Effect);

(q)	the statements in Recital (D) in respect of the commitment letter are true and correct and, with respect to the contents of the commitment letter described therein, no facts have been omitted that could be reasonably expected to affect the Commitments entered into hereunder (this representation shall expire upon the registration of the capital increase in connection with the Pre-Placement in the Commercial Register); no suits challenging the validity of the Authorized Capital have been filed and subject to the passing of the resolutions referred to in Recital (G) and (H), the New Shares have been duly and validly authorized and, when registered in the Commercial Register and issued and delivered against payment therefore as provided herein, will be validly issued and fully paid and will conform to the description of the New Shares set out in the Offer Documents; except for the Subscription Rights of the Existing Shareholders pursuant to Article 4(1) of this Agreement, the New Shares are free of other pre-emptive or other similar rights; and there are no restrictions on subsequent transfers of the New Shares except as described in the Offer Documents;

(r)	all dividends and other distributions declared and payable on the New Shares may under the current law and regulations applicable in Germany be paid to the respective shareholders or their depositaries in Euro; except as described in the Offer Documents, such dividends and other distributions will not be subject to withholding or other taxes under the laws applicable in Germany and are otherwise free of any other tax, withholding or deduction in Germany and without the necessity of obtaining any Governmental Authorization (as defined below) in Germany;

(s)	except as disclosed in the Offer Documents, to the best knowledge of the Company neither the Company nor any of its Subsidiaries is in violation of its articles of association or other governing documents, in default in the performance or observance of any obligation contained in any agreement or instrument to which it is a party or by which it or any of its assets may be bound, or in violation of any law, ordinance, governmental rule, regulation or decree of any court, government or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or over their respective properties, which violation or default may reasonably be expected to have a Material Adverse Effect;

(t)

the Company and each of its Subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions, including those of and from all Governmental Authorities (as defined below), that are necessary to own or lease their properties and conduct their respective Businesses and that are material to the Company and its Subsidiaries taken as a whole; and neither the Company nor any such

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Subsidiary has received any notice of pending, imminent or, to the best knowledge of the Company, threatened proceedings relating to the revocation or modification of any such license, franchise, permit, authorization, approval, order or other concession, except where the failure to have such licenses etc. or where such revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect;

(u)	this Agreement has been duly authorized and, when executed and delivered by the Company, will constitute a valid and binding agreement of the Company, enforceable in accordance with its terms subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to and affecting creditors’ rights and general equity principles; the Management Board and the Supervisory Board have taken all necessary corporate or other action to authorize the Offering in accordance with the terms set forth in this Agreement, including the preparation, issuance and distribution of the Offer Documents;

(v)	the execution and delivery by the Company of this Agreement, the issue and sale of the New Shares, the compliance by the Company with the provisions of this Agreement and the consummation of the transactions contemplated herein:

(i)	will not conflict with, or result in a violation of the provisions of, or constitute a default under (or be subject to approval under), any agreement or instrument to which the Company is a party or by which any of them is bound or to which any of their assets is subject, or any license, permit or authorization held by or issued to the Company;

(ii)	will not result in any violation of the articles of association or other governing documents of the Company or any provision of law, judgment or decree of any Governmental Authority (as defined below);

(iii)	do not and will not require any consent, authorization, order, registration or qualification (each a “Governmental Authorization”) of or with any court or governmental, regulatory or stock exchange authority having jurisdiction over the Company or any of its assets, or over the Offering or any portion thereof (each a “Governmental Authority”), except for the registration of the Capital Increase with the Commercial Register, the approval of the Prospectus by BaFin, its notification to the competent authority in the United Kingdom, the registration of the relevant portion of the New Shares and Rights under the Securities Act and the admission of the New Shares to trading on the Stock Exchanges;

(w)	no issue or transfer taxes and no other taxes or duties are payable by or on behalf of the Underwriters in Germany in connection with:

(i)	the issuance of the New Shares; and

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(ii)	the sale and delivery by the Company of the New Shares to or for the respective accounts of the Underwriters or purchasers procured by the Underwriters;

(x)	neither the Company nor any of its affiliates has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the New Shares; this clause shall not include stabilization effected by the Underwriters in accordance with applicable laws;

(y)	other than as set forth in the Offer Documents, there are no, and in the last twelve months to the date hereof there have not been any, legal or governmental proceedings pending or, to the best knowledge of the Company, threatened or contemplated to which the Company or any of its Subsidiaries is a party or of which any asset of the Company or any of its Subsidiaries is the subject, which may reasonably be expected to have a Material Adverse Effect; and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by any Governmental Authority or threatened by others;

(z)	except as described in the Offer Documents, no labor dispute, strike or other collective bargaining measure currently exists or is currently threatened by any employees of the Company or any of its Significant Subsidiaries, or any representative of such employees, which, if resolved to the detriment of the Company or any of its Subsidiaries or carried out or implemented, would have a Material Adverse Effect. To the best knowledge of the Company, employees or groups of employees who are of material importance to the business of the Group do not currently intend to terminate or materially alter their existing employment relationship, except as stated in the Offer Documents;

(aa)	except as described in the Offer Documents, the Company and its Significant Subsidiaries own or possess, or can acquire on reasonable terms, all licenses, copyrights, trademarks, service marks and trade names currently employed by them in connection with the business now operated by them as described in the Offer Documents except where failure to possess such licenses, copyrights, trademarks, service marks and trade names would not, singly or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its Significant Subsidiaries has received any notices of infringement of, or conflict with, asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect;

(bb)

the Company, after due inquiry, is of the opinion that the Company and its Subsidiaries will have working capital sufficient for their present requirements, i.e. for the next twelve months following the date of this Agreement. The working capital statement to be included in the Offer

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Documents is correct and has been prepared in compliance with the recommendations of the European Securities and Markets Authority (ESMA) (ESMA/2011/81 as updated from time to time);

(cc)	all information provided by or on behalf of the Company to the Underwriters or their advisors in connection with their due diligence enquiries or similar requests for information in connection with the Offering has been prepared with due care and has been supplied in good faith and such information was, subject to the terms on which is was supplied, when supplied, true and accurate and not misleading in all material respects and will have been updated properly in all material respects until the Second Closing Date;

(dd)	the Company and the Group have implemented and use procedures (including without limitation the use of third party advisers) in a manner which the Company reasonably believes is prudent to monitor, review, calculate, assess and estimate the sufficiency of its and the Group’s reserves in the light of all circumstances. The Company and the Group calculate, review, assess and estimate the regulatory capital requirements of the Company and other regulated Group companies in a manner reasonably designed to comply with all current applicable statutory requirements and their methodology in relation to its risk based capital position and requirements is, in light of all the circumstances, fair and in accordance with principles and assumptions which the Company reasonably believes are prudent;

(ee)	the Company and its Subsidiaries have established procedures reasonably designed to ensure compliance in all material respects with the applicable statutes, statutory regulations and orders regarding money laundering, unlawful financial activities, control and prevention of terrorism or dealing with politically exposed persons (PEP) of all jurisdictions in which they conduct their business, and no action, suit or proceeding by or before any agency involving the Company or any of its Subsidiaries is pending or threatened in writing with respect to such laws, except where such action, suit or proceeding would not constitute a Material Adverse Effect;

(ff)	other than as set out in the Offer Documents, neither the Company nor to the Company’s knowledge any of its Subsidiaries nor to the Company’s knowledge any director, officer or employee of the Company or any of its Subsidiaries has violated any regulation of any jurisdiction in which the Company or such Subsidiary conducts business relating to corruption or bribery of officials except in circumstances where such violation would not constitute a Material Adverse Effect;

(gg)

other than as set out in the Offer Documents, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder

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(the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the United Kingdom Bribery Act 2010 (the “Bribery Act”), including, without limitation, engaging in bribery or making other unlawful payments prohibited under the Bribery Act; and the Company, its Subsidiaries and, to the knowledge of the Company, its affiliates have conducted their business in compliance with the FCPA and the Bribery Act and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(hh)	neither the Company, nor any of its Subsidiaries or, to the knowledge of the Company, any director or officer of the Company or any of its Subsidiaries has been an individual or entity (“Person”) that has been the subject of any sanctions administered or enforced by the U.N. Security Council, the European Union, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State or other relevant sanctions authority (collectively, “Sanctions”). The Company will use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any person or entity only for the purposes as disclosed in the Offer Documents.

(ii)	(i) the Company and its Subsidiaries have established procedures reasonably designed to ensure compliance in all material respects with the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”), (ii) the Company, and to the Company’s best knowledge, its Subsidiaries, are and have conducted their operations at all times in compliance with applicable U.S. financial recordkeeping and reporting requirements and the U.S. money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any U.S. governmental agency, except where non-compliance would not constitute a Material Adverse Effect, and (iii) no action, suit or proceeding by or before any court or governmental agency, authority or body or arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened, except where such action, suit or proceeding would not constitute a Material Adverse Effect;

(jj)

the Company employs disclosure controls and procedures with respect to the Company and its Subsidiaries that are designed to ensure that information relating to the Company and its consolidated subsidiaries required to be disclosed is made known to the Company’s principal executive officer or officers and principal financial officer or officers, by

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others within those entities, particularly during the period in which the periodic reports to be filed with the SEC are being prepared and in a manner to allow timely decisions regarding required disclosure;

(kk)	the Company is not, and after giving effect to the offering and sale of the New Shares and the application of the net proceeds therefrom as described in the Offer Documents will not be, required to register as an “investment company” under the U.S. Investment Company Act of 1940, as amended;

(ll)	the Company believes that it was not a passive foreign investment company (“PFIC”) within the meaning of Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended, for its most recent taxable year and does not expect to become a PFIC for the current taxable year or for the foreseeable future.

(2)	Undertakings of the Company. The Company agrees with each of the Underwriters:

(a)	during the period of six months following the admission of the New Shares to trading, to take such actions as set out in Section 23(2) no. 4 German Securities Prospectus Act (Wertpapierprospektgesetz), if during this period any such correction of an initially inaccurate or incomplete statement in the Offer Documents is, in the judgement of the Company, after consultation of the Process Bank and its counsel, advisable under the circumstances;

(b)	to prepare all amendments or supplements to the Offer Documents necessary in order to comply with the applicable legal requirements, in a form approved by the Joint Bookrunners (such approval not to be unreasonably withheld); and to advise the Underwriters of any issuance by any governmental or regulatory authority of any order preventing or suspending the use of any Offer Document or the initiation or threatening of any proceeding for that purpose;

(c)	to make no amendment or supplement to the Offer Documents without (i) first consulting the Joint Bookrunners and, (ii) except as required by applicable law or stock exchange regulation, having received the prior written consent of the Joint Bookrunners, such consent not to be unreasonably delayed or withheld;

(d)	to furnish the Underwriters free of charge with copies of the Offer Documents and any amendments or supplements thereto in such quantities as the Underwriters may from time to time reasonably request, and if any of the Underwriters is required to deliver an Offer Document in connection with sales of any of the New Shares not sold in the Offering at any time prior to the expiration of six months after the Second Closing Date, upon the relevant Underwriter’s request but at the expense of such Underwriter to prepare and deliver as many copies as the relevant Underwriter may reasonably request of an amended Offer Document or a supplement to the Offer Document to facilitate such sale;

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(e)	to apply the net proceeds from the Offering as described in the Prospectus and the International Offering Circular under the caption “Reasons for the Offering and Use of Proceeds” and in the U.S. Prospectus under the caption “Use of Proceeds”;

(f)	to notify the Underwriters of any change affecting any of the warranties in Article 5(1) hereof at any time before the payment is made on each Closing Date, and that it will take all steps that may be reasonably expected by the Underwriters to remedy the change, including, but not limited to, the publication of the change in a supplement to the Offer Documents or otherwise;

(g)	not to (and to cause its affiliates not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the New Shares; this clause shall not include stabilization effected by the Underwriters made in consultation with the Company;

(h)	to take all action necessary to have the New Shares listed on the Stock Exchanges and the Subscription Rights admitted to trading on the Frankfurt Stock Exchange and the NYSE;

(i)	other than as set out in the Offer Documents, not to take any action prior to completion of the distribution of the Subscription Rights or the New Shares that will constitute or permit an offering or sale of Subscription Rights or New Shares, or possession or distribution of the Offer Documents or any amendment or supplement thereto, or possession or distribution of any other offering materials, in any country or jurisdiction other than in Germany, the United Kingdom and the United States, where action for that purpose is required;

(j)	to arrange for the qualification of the New Shares for offer and sale and delivery by the Underwriters through their respective affiliates or agents under the laws of such states of the United States as the Joint Bookrunners and the Company may jointly agree and shall maintain such qualifications in effect so long as required for the sale of the New Shares; provided, however, that, in connection therewith, the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not qualified. The Company will immediately advise the Underwriters of the receipt by the Company of any notification with respect to the suspension of the qualification of the New Shares, for sale in any such jurisdiction or the initiation or threatening of any proceedings for such purposes;

(k)

to comply with the requirements of Rule 424(b) under the Securities Act and to notify the Underwriters immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective or any amended U.S. Prospectus shall have been filed, (ii) of any request by the SEC for any amendment or

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supplement to the Registration Statement, the U.S. Prospectus or any permitted free writing prospectus or for additional information with respect thereto (except those relating to the offering of securities other than the New Shares) and (iii) of any notice of institution of proceedings for, or the issuance of the SEC of, any stop order suspending the use of the U.S. Prospectus, the Final U.S. Prospectus or any permitted free writing prospectus or of the suspension of the qualification of the New Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any of such purposes. The Company will make reasonable efforts to prevent the issuance of any stop order and, if any stop order is used, to obtain the lifting thereof at the earliest possible moment;

(l)	during the period when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with any sale of New Shares, the Company will give the Underwriters notice of its intention to file or prepare any amendment or supplement to the Registration Statement or the U.S. Prospectus, whether pursuant to the Securities Act, the Exchange Act or otherwise, will furnish the Underwriters with copies (which may be in electronic form) of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Underwriters or counsel for the Underwriters shall reasonably object;

(m)	to furnish to the Underwriters and counsel for the Underwriters, without charge, conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith and documents incorporated or deemed to be incorporated by reference therein) and conformed copies of all consents and certificates of experts, and will also deliver to the Underwriters upon request, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits and documents incorporated by reference) for each of the Underwriters;

(n)	to furnish to each Underwriter, without charge, during the period when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with the sale of Offered Shares, such number of copies of the U.S. Prospectus (as amended), and documents incorporated by reference therein, as such Underwriter may reasonably request. In case any Underwriter is required to deliver a prospectus (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with the sale of the New Shares after the nine-month period referred to in Section 10(a)(3) of the Securities Act, or after the time a post-effective amendment to the Registration Statement is required in accordance with Item 512(a) of Regulation S-K under the Securities Act, the Company will prepare, at its expense, promptly upon request, such amendment or amendments to the Registration Statement and the U.S. Prospectus as may be necessary to permit compliance with the requirements of Section 10(a)(3) of the Securities Act or in accordance with Item 512(a) of Regulation S-K under the Securities Act, as the case may be;

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(o)	to comply with the Securities Act and the Exchange Act with respect to the Offering so as to permit the completion of the distribution of the New Shares as contemplated in this Agreement and in the U.S. Prospectus. If at any time when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the New Shares as contemplated in this Agreement and described in the Offer Documents, any event shall occur or condition shall exist as a result of which it is necessary, in the reasonable opinion of counsel for the Underwriters or for the Company, to amend the Registration Statement or amend the U.S. Prospectus (as then amended or supplemented) in order that the U.S. Prospectus (as then amended or supplemented) will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend the U.S. Prospectus (as then amended or supplemented) in order to comply with the requirements of the Securities Act, the Company will promptly prepare and file with the SEC such amendment or amendments or supplements as may be necessary to correct such statement or omission or to make the Registration Statement or the U.S. Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment as the Underwriters may reasonably request;

(p)	in respect of the Rump Offering, if applicable, to prepare a Final Term Sheet and to file such term sheet pursuant to Rule 433(d) under the Securities Act within the time required by such Rule. The Company will comply with Rule 433(g) under the Securities Act;

(q)	to timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to their security holders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act;

(r)	to pay the fees applicable to the Registration Statement in connection with the Offering within the time required by Rule 456(b)(l)(i) under the Securities Act and in compliance with Rule 457(r) under the Securities Act;

(s)	during the period commencing on the date hereof and ending six months after the date of first trading of the New Shares on the Stock Exchanges, without the prior written consent of the Process Bank, which consent may not be unreasonably withheld or delayed, the Company will not, to the extent permitted by German corporate law (im Rahmen des aktienrechtlich Zulässigen):

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(i)	exercise an authorization pursuant to its articles of association to increase its capital;

(ii)	except for the proposals contained in the invitation for the annual general meeting 2014, submit a proposal for a capital increase or the issuance of financial instruments convertible into shares of the Company or with option rights for shares of the Company to any meeting of the shareholders for resolution (except for authorizations pursuant to Section 202 or Section 221(2) of the German Stock Corporation Act and the creation of a related conditional capital);

(iii)	offer, pledge, allot, issue (unless being required by applicable law), sell, contract to sell, sell any option to purchase or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares in its capital or any securities convertible into or exercisable or exchangeable for shares in its capital or enter into any swap or other arrangement that transfers to a third party, in whole or in part, the economic risk of ownership of shares in its capital, whether any such transaction described above is to be settled by delivery of shares in its capital or such other securities, in cash or otherwise.

The foregoing restrictions will not apply to (i) the New Shares to be sold hereunder, (ii) contingent capital instruments (including the CRR/CRD 4 Additional Tier 1 (“AT1”) securities) issued or to be issued by the Company (aa) mandatorily or voluntarily convertible into shares of the Company, or (bb) being combined with any option, right or warrant to purchase any existing share or new share, or (cc) granting any participation rights (Genussrechte), or (dd) other instruments related to or combining any such instruments described under (aa) – (cc), in each case irrespective of whether or not subscription rights will be granted to the shareholders of the Company, (iii) for the purpose of issuing or otherwise distributing or allocating shares of the Company or options for shares of the Company or other instruments related to shares of the Company to directors (including members of the Management Board or Supervisory Board) or employees of the Company or any of its Subsidiaries under a customary directors’ (including members of the Management Board or Supervisory Board) and/or employees’ stock option, share participation or other employee incentive plan or otherwise related to equity compensation of directors (including members of the Management Board or Supervisory Board) or employees of the Company, (iv) sales of treasury shares (or derivative transactions related thereto) carried out in a manner consistent with the Company’s normal treasury activity, (v) hedging, market making and brokerage activities in the ordinary course of the Company’s or any of its affiliates trading activities, and (vi) transactions by the Company or any of its affiliates in execution of customer orders.

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(3)	Representations and Warranties by the Underwriters. Each of the Underwriters represents and warrants, severally and not jointly, in the form of an independent guarantee and irrespective of negligence, to the Company that:

(a)	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any New Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the New Shares in, from or otherwise involving the United Kingdom;

(b)	in relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the New Shares to the public in that Relevant Member State other than in Germany or the United Kingdom in accordance with the Prospectus Directive, except that it may make an offer of New Shares in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i)	to any qualified investor as defined in the Prospectus Directive, or

(ii)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer (as set forth in clauses (i) to (ii)) of New Shares shall result in a requirement for the publication by the Company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this restriction, the expression an “offer to the public” in relation to any New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the New Shares so as to enable an investor to decide to purchase or subscribe to any New Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” includes any relevant implementing measure in each Relevant Member State. To the extent a Relevant Member State has implemented Directive 2010/73/EC of the European Parliament and the Council amending the Prospectus Directive (the “Amended Prospectus Directive”), any reference herein to the Prospectus Directive shall be read as a reference to the Amended Prospectus Directive;

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(c)	except for information in the public domain, until the date three Business Days after the Second Closing Date, none of the Underwriters will issue any press releases or make any other public disclosure relating to the Offering without the prior approval of the Company;

(d)	Each Underwriter severally agrees that as of the date of this Agreement up until the Second Closing Date it will not or cause any of its affiliates to, without prior consultation with the Company, enter into any transaction involving shares of the Company or derivatives relating to such shares intended to (x) have the economic effect of hedging or (y) otherwise mitigate the economic risk associated with its underwriting commitments under this Agreement. The foregoing restrictions shall not apply to any Underwriter or its affiliates (save as prohibited by law) as it relates to:

(i)	the ordinary course sales and trading and other activities that are unrelated to an Underwriter’s obligation to underwrite pursuant to Article 2 of this Agreement;

(ii)	transactions entered into for the purposes of hedging in relation to the Company’s shares that are undertaken with a view to achieving a substantially market-neutral position (but allowing for daily trading fluctuations and without taking into account such Underwriter’s underwriting commitments);

(iii)	transactions that involve any shares or derivatives that reference any existing and established sector or market index, provided that the weighting of the shares of the Company of any such sector or market index does not exceed 33 per cent. of the weighting of such index;

(iv)	transactions entered into for the purpose of hedging proprietary positions in the Company’s shares or in derivatives related to the Company’s shares existing prior to the date of this Agreement; or

(v)	any other transactions relating to ordinary course market making or customer facilitation transactions.

Furthermore, no Underwriter (or any of its affiliates) shall be obliged to enter into consultation with the Company in relation to transactions for the account of their customers, in customer facilitation transactions or in trading Company shares or derivatives for the Underwriter’s or any affiliates’ own account, provided that those transactions are carried out in the ordinary course of their businesses and unrelated to the Offering. The Process Bank in its function as coordinator of the subscription rights trading shall be entitled to effect transactions for the purposes of hedging in relation to the subscription rights acquired by it in performing that function.

(4)

Undertakings of the Underwriters. Each of the Underwriters, severally and not jointly, agrees with the Company that except in relation to offers and sales in Germany, the United Kingdom and the United States, no action has been or will be taken in any jurisdiction by any Underwriter that would permit a public offering of the New Shares or possession or distribution of any Offer Document or any other

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offering material relating to the New Shares in any country or jurisdiction where action for that purpose is required. Each Underwriter represents and warrants that no action has been, or prior to publication of the Prospectus and its notification to the competent authority in the United Kingdom will be, taken that would constitute a public offering of the New Shares in Germany or the United Kingdom. Each Underwriter and any of its Affiliates has complied and will comply in connection with the Offering with all applicable laws and regulations in each jurisdiction in which it offers, sells or delivers New Shares or has in its possession or distributes any of the Offer Documents or any other offering material relating to the New Shares. Each of the Underwriters undertakes not to engage in any activity with the intention to harmfully affect the stock price of the shares of the Company.

ARTICLE 6 INDEMNIFICATION

(1)	General. The Company agrees to indemnify each Underwriter and its directors, officers, partners and employees, any affiliate of such Underwriter and each person who may be deemed to control such Underwriter (each an “Indemnified Person”), against any losses, claims, damages or liabilities to which such Indemnified Person may become subject and which arise out of, or in relation to, or in connection with any material misstatement or alleged material misstatement contained in the Registration Statement (or any amendment thereto), any Offer Document, any Issuer Free Writing Prospectus or in the Current Disclosure Package or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. In each such case, the Company will reimburse each Indemnified Person for any legal or other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any such action or claim as such expenses are incurred.

(2)	No Release. The Company expressly acknowledges that it shall not be released from its obligations under subsection (1) by reason of (a) the fact that certain Underwriters have, or will have, assisted in the drafting of the Offer Documents and that the Offer Documents may also be signed by the Underwriters or (b) any investigation (or any statement as to the results of any investigation) made by or on behalf of any Underwriter or any other Indemnified Person under subsection (1) above.

(3)

Assumption of Defense. If any action, suit, proceeding (including any governmental or regulatory investigation), claim or demand (“Action”) shall be brought or asserted against any person indemnified by subsection (1) above in respect of which indemnity may be sought pursuant to this Article 6, the Indemnified Person shall notify promptly the person against whom such indemnity may be sought (the “Indemnifying Person”) in writing. The omission to notify promptly the Indemnifying Person shall not relieve the Indemnifying Person from any liability which it may have to any Indemnified Person, except to the extent that the delayed notification or absence of notification has significantly impaired the Indemnifying Person’s ability to influence the outcome of the Action or led to an increased loss. Promptly upon receipt of such notice from the Indemnified Person, the Indemnifying Person may retain legal advisers reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and may assume the

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defense of such Action. In any Action for which the Indemnifying Person has assumed the defense and retained legal advisers, any Indemnified Person shall have the right to retain its own legal advisers, but the fees and expenses of such legal advisers shall be the liability of such Indemnified Person unless any of the following circumstances occur in which case they shall be the liability of the Indemnifying Person: (i) the Indemnifying Person has failed within a reasonable time to retain legal advisers reasonably satisfactory to the Indemnified Person or (ii) the parties in any such Action include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same legal advisers would be inappropriate due to actual or potential differing interests between them or (iii) the Indemnified Person could raise defenses in the Action which are not available to the Indemnifying Person. The Indemnifying Person shall not, in connection with any Action or related action in the same jurisdiction, be liable (except as mentioned above) for the fees and expenses of more than one separate firm of legal advisers reasonably incurred (in addition to any local legal advisers) for all Indemnified Persons, and all such fees and expenses shall be reimbursed as they are incurred. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Person is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Person from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Person. An Indemnified Person shall not settle any Action without the consent of the Indemnifying Person, such consent not to be unreasonably withheld.

(4)	Termination of No Effect on Indemnities. The foregoing indemnities shall remain unaffected by any termination pursuant to Article 10 of this Agreement.

(5)	Non-Exclusive Remedy. The obligations of the Company under this Article 6 shall be in addition to any liability which the Company may otherwise have, in particular for breach of representations and warranties as well as undertakings.

ARTICLE 7 FEES; COMMISSIONS; EXPENSES

(1)	Fees. As consideration for their participation, the Underwriters will receive from the Company a fee of 2.0% of the product of the number of New Shares times the Subscription Price (the “Fee”). The Fee shall be composed of 20% management fee and 80% underwriting commission. Deutsche Bank shall retain 60% of the management fee and UBS Limited shall retain 16% of the management fee as a praecipuum. The remainder of the management fee will be distributed among the Joint Bookrunners that have been appointed prior to the announcement of the Rights Offering in accordance with their respective Commitments. The underwriting commission shall be allocated to the Underwriters in accordance with their respective Commitments.

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(2)	Costs and Expenses to be borne by the Company. The Company agrees with the Underwriters that it will pay or cause to be paid the following costs and expenses:

(a)	the fees, disbursements and expenses of the Company’s counsel and accountants (including the cost of the provision of comfort letters) in connection with the issue of the New Shares and the transactions contemplated by this Agreement;

(b)	the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the New Shares under the securities laws in Germany and all other expenses in connection with the preparation, printing and filing of the Offer Documents and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers and incentive fees the Company has decided to pay to depositary banks in connection with the Rights Offering made to the Existing Shareholders;

(c)	all fees and expenses in connection with admission to trading of the Subscription Rights on the Frankfurt Stock Exchange and the NYSE and the listing of the New Shares on the Stock Exchanges;

(d)	the costs and expenses incurred by the Company in connection with the marketing of the New Shares, including without limitation costs from roadshows and other marketing activities of the Company.

(3)	Payment. Any commissions payable pursuant to subsection (1) may, in the discretion of the Underwriters, be deducted from the aggregate purchase price for the New Shares payable to the Company pursuant to Article 3(1) of this Agreement or shall be separately paid by the Company upon demand by the Underwriters, to an account specified for such purpose by the Underwriters. The disbursements and other expenses payable pursuant to subsection (2) of this Article 7 shall be paid by the Company promptly upon receiving proper invoices setting out such expenses.

ARTICLE 8 CONDITIONS PRECEDENT AS TO NEW SHARES

(1)	Approval of the Prospectus. The obligation of the Underwriters to subscribe the New Shares and to proceed with the Offering shall be subject to the conditions that BaFin has approved the Prospectus by June 5, 2014 (but no later than on June 10, 2014) and that as of such date (the “Approval Date”):

(a)	all representations and warranties made by the Company in this Agreement are true and correct in all material respects;

(b)	the Company shall have performed all of its obligations hereunder in all material respects;

(c)	the Underwriters shall have received on the Approval Date legal opinions and disclosure letters (duly signed and completed) dated the Approval Date, as follows:

(i)	Cleary Gottlieb Steen & Hamilton LLP, German, special UK tax and U.S. counsel to the Company, substantially to the effect set forth in Schedule IV Parts 1, 2, 3, 4 and 5 hereto;

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(ii)	Hengeler Mueller, German counsel to the Underwriters, substantially to the effect set forth in Schedule V Part 1 and 2 hereto;

(iii)	Davis Polk & Wardwell London LLP, U.S. counsel to the Underwriters, substantially to the effect set forth in Schedule VI Part 1 and 2 hereto;

(iv)	Legal department of the Company, in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VII hereto;

(d)	the Underwriters shall have received on the Approval Date (i) comfort letters from KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, auditors to the Company, dated the Approval Date, regarding the Prospectus (IDW PS 910) and the U.S. Prospectus and International Offering Circular (SAS 72) in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VIII hereto;

(e)	the Registration Statement filed by the Company on Form F-3 and any Rule 462(b) Registration Statement required to be filed under the Securities Act prior to the sale of the New Shares shall have been filed and shall have become effective; and as of the date the U.S. Prospectus is filed, no stop order of the SEC preventing or suspending the use of the U.S. Prospectus, the Final U.S. Prospectus, or any Issuer Free Writing Prospectus, or the effectiveness of the Registration Statement, shall have been issued under the Securities Act and no proceedings for that purpose initiated or threatened by the SEC, and any request on the part of the SEC for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters;

(f)	the Underwriters shall have received on the Approval Date a certificate, substantially to the effect set forth in Schedule IX hereto, dated the Approval Date of duly authorized officers of the Company as to (A) the accuracy of the warranties of the Company at the Approval Date, (B) the performance by the Company of all its obligations to be performed hereunder at or prior to such date, and (C) the absence of any Material Adverse Event;

(g)	no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental or regulatory authority in Germany, the United Kingdom or the United States that would, as of the date of the publication of the Offer Documents, prevent the issuance or sale of the Offered Shares; and no injunction or order of any court in any of the foregoing jurisdictions shall have been issued that would, as of such date, prevent the issuance or sale of the Offered Shares; and

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(h)	no event shall have occurred which causes a Material Adverse Event (as defined in Article 9 below);

(2)	Conditions to Delivery of Subscription Certificate. The obligation of the Underwriters to subscribe for the New Shares and to proceed with the Offering of the New Shares, including in particular the obligation of the Joint Bookrunners to deliver the Subscription Certificates for the New Shares on behalf of the Underwriters as provided in Article 2(2)(a) of this Agreement, shall be subject to the conditions that, at and as of the time the Subscription Certificates for the New Shares are signed by the Joint Bookrunners and are delivered to the Company (the “Subscription Date”):

(a)	all warranties made by the Company are true and correct in all material respects;

(b)	the Company shall have performed all of its obligations hereunder in all material respects;

(c)	the Underwriters shall have received on the Subscription Date legal opinions and disclosure letters (duly signed and completed) dated the Subscription Date, as follows:

(i)	Cleary Gottlieb Steen & Hamilton LLP, German and U.S. counsel to the Company, substantially to the effect set forth in Schedule IV Part 1, 2, 3 and 4 hereto;

(ii)	Hengeler Mueller, German counsel to the Underwriters, substantially to the effect set forth in Schedule V Part 1 and 2 hereto;

(iii)	Davis Polk & Wardwell London LLP, U.S. counsel to the Underwriters, substantially to the effect set forth in Schedule VI Part 1 hereto;

(iv)	Legal department of the Company, in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VII hereto;

(d)	the Underwriters shall have received on the Subscription Date bring down comfort letters from KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, auditors to the Company, dated the Subscription Date, in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VIII hereto;

(e)	the Underwriters shall have received on the Subscription Date a certificate, substantially to the effect set forth in Schedule IX hereto, dated the Subscription Date of duly authorized officers of the Company as to (A) the accuracy of the warranties of the Company at the Subscription Date, (B) the performance by the Company of all its obligations to be performed hereunder at or prior to such date, and (C) the absence of any Material Adverse Event;

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(f)	as of the Subscription Date, no stop order of the SEC preventing or suspending the use of the U.S. Prospectus, the Final U.S. Prospectus, or any Issuer Free Writing Prospectus, or the effectiveness of the Registration Statement, shall have been issued under the Securities Act and no proceedings for that purpose initiated or threatened by the SEC, and any request on the part of the SEC for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters;

(g)	no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental or regulatory authority in Germany, the United Kingdom or the United States that would, as of the Subscription Date, prevent the issuance or sale of the Offered Shares; and no injunction or order of any court in any of the foregoing jurisdictions shall have been issued that would, as of such date, prevent the issuance or sale of the Offered Shares; and

(h)	no event shall have occurred which causes a Material Adverse Event (as defined in Article 9 below).

(3)	Withdrawal of Application for Registration. If the Process Bank shall determine on behalf of the Underwriters that any of the conditions referred to in Article 8(1)(a) through (h) or (2)(a) through (h) of this Agreement shall at any time between the approval of the Prospectus and the registration of the execution of the Capital Increase with the Commercial Register not be satisfied, the procedures described in Article 10(1) of this Agreement shall apply. If such application for registration of the execution of the Capital Increase has not been, or could no longer be, withdrawn, the procedures described in Article 10(2) of this Agreement shall apply.

(4)	Conditions to Payment. The obligations of the Underwriters to proceed with the Offering of the New Shares, in particular to pay the Subscription Price for the New Shares in accordance with Article 3(1) of this Agreement on the Closing Dates, shall be subject to the conditions that, at and as of the time of the relevant Closing Date:

(a)	the Company shall have delivered to the Accountholding Bank the duly executed global share certificate evidencing the New Shares, and a certified excerpt from the Commercial Register evidencing the registration of the execution of the Capital Increase represented by the New Shares, and the New Shares shall have been admitted to trading on the German Stock Exchanges;

(b)	all warranties made by the Company shall be true and correct in all material respects;

(c)	the Company shall have performed all of its obligations hereunder in all material respects;

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(d)	the Underwriters shall have received on the relevant Closing Date legal opinions and disclosure letters (duly signed and completed) dated the relevant Closing Date, as follows:

(i)	Cleary Gottlieb Steen & Hamilton LLP, German and U.S. counsel to the Company, substantially to the effect set forth in Schedule IV Part 1, 2, 3 and 4 hereto;

(ii)	Hengeler Mueller, German counsel to the Underwriters, substantially to the effect set forth in Schedule V Part 1 and 2 hereto;

(iii)	Davis Polk & Wardwell London LLP, U.S. counsel to the Underwriters, substantially to the effect set forth in Schedule VI Part 1 and 2 hereto;

(iv)	Legal department of the Company, in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VII hereto;

(e)	the Underwriters shall have received on the relevant Closing Date bring down comfort letters from KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, auditors to the Company, dated the relevant Closing Date, in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VIII hereto;

(f)	the Underwriters shall have received on the relevant Closing Date a certificate substantially to the effect set forth in Schedule IX hereto, dated the same day, of duly authorized officers of the Company as to (A) the accuracy of the warranties of the Company at the relevant Closing Date, (B) the performance by the Company of all its obligations to be performed hereunder at or prior to such date, and (C) the absence of any Material Adverse Event;

(g)	as of the relevant Closing Date, no stop order of the SEC preventing or suspending the use of the U.S. Prospectus, the Final U.S. Prospectus, or any Issuer Free Writing Prospectus, or the effectiveness of the Registration Statement, shall have been issued under the Securities Act and no proceedings for that purpose initiated or threatened by the SEC, and any request on the part of the SEC for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters;

(h)	no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental or regulatory authority in Germany, the United Kingdom or the United States that would, as of the relevant Closing Date, prevent the issuance or sale of the Offered Shares; and no injunction or order of any court in any of the foregoing jurisdictions shall have been issued that would, as of such date, prevent the issuance or sale of the Offered Shares; and

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(i)	no event shall have occurred which causes a Material Adverse Event (as defined in Article 9 below).

(5)	Waiver. The Process Bank may waive in its sole discretion any of the conditions precedent set out in this Article 8 on behalf of the Underwriters.

ARTICLE 9 MATERIAL ADVERSE EVENT

(1)	Events. The Process Bank may at any given time prior to the Second Closing Date, 5:00 p.m. CEST, after consultation with (if and to the extent reasonably practicable), and by notice to the Company, terminate this Agreement on behalf of the Underwriters, if it determines a Material Adverse Event has occurred. The determination by the Process Bank on behalf of the Underwriters of any change or event described in the following subsections (a) to (f) shall constitute a “Material Adverse Event”, provided that the event occurred or became known between the date of this Agreement and the Second Closing Date, 5:00 p.m. CEST, and provided further that in the case of an event specified in clause (e) such event, individually or together with any other event, makes it, in the reasonable judgment of the Process Bank on behalf of the Underwriters, impracticable or inadvisable to market the New Shares or otherwise proceed with the Offering on the terms and in the manner contemplated herein:

(a)	Since the date as of which information is given in the Current Disclosure Package or the Offer Documents, as the case may be, there shall have been a material adverse effect in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or shareholders’ equity of the Group, whether or not arising from transactions in the ordinary course of business other than as set forth or contemplated in the Current Disclosure Package or the Offer Documents, as the case may be (exclusive of any amendment or supplement thereto).

(b)	Trading generally shall have been suspended (other than for technical reasons) on or by, as the case may be, any of the Frankfurt Stock Exchange, the London Stock Exchange, or the New York Stock Exchange.

(c)	Trading of the shares of the Company shall have been suspended on any Stock Exchange, except for immaterial suspensions in connection with an ad hoc announcement pursuant to Section 15 of the German Securities Trading Act (WpHG).

(d)	A general moratorium on commercial banking activities in Frankfurt am Main, New York or London shall have been declared by authorities or a material disruption (wesentliche Unterbrechung) in securities settlement, payment or clearances services in Europe or the United States has occurred.

(e)	There shall have occurred a material adverse change in the national or international economic, political, industrial, legal or financial conditions or conditions of the capital markets or exchange rates.

DB 2014 / Underwriting Agreement

(f)	There has occurred (i) any outbreak or escalation of hostilities, any act of terrorism or any other calamity or crisis, in each case involving Germany, the United Kingdom or the United States, or (ii) the declaration by Germany, the United Kingdom or the United States of a national emergency or war, provided that such event described in (i) or (ii) materially affects the financial markets in the relevant countries.

(2)	Consequences of Termination. Upon such termination, no party shall be under any liability to any other in respect of this Agreement, except that (a) all indemnity provisions in this Agreement shall continue in full force and effect, and (b) the Company shall bear any out-of-pocket expenses (including legal fees) reasonably incurred by the Underwriters in connection with the transaction contemplated by this Agreement prior to such termination. If this Agreement is terminated pursuant to this Article 9 after delivery of the Subscription Certificates, the provisions of Article 10 of this Agreement shall apply.

ARTICLE 10 CONSEQUENCES OF NON-OCCURENCE OF CONDITIONS

(1)	Prior to Registration of the Execution of the Capital Increase. Should any of the conditions referred to in Article 8(1) subsections (a) through (h), (2) subsections (a) through (h) and (4) subsections (a) through (i) of this Agreement not be satisfied at any time between the date of this Agreement and the registration of the Capital Increase with the Commercial Register, the Process Bank may terminate this Agreement on behalf of the Underwriters and, if the Subscription Certificates and the payment confirmation pursuant to Article 2(2)(a) have already been delivered, require the Company to use its best efforts to procure that the application for the registration of the execution of the Capital Increase is withdrawn. If such application for registration of the execution of the Capital Increase is successfully withdrawn, each of the parties shall be released and discharged from their respective obligations hereunder and the Company shall return the Subscription Certificates for the New Shares to the Underwriters, and release any amounts credited to the Capital Increase Account. This does not apply to the provisions as set out in Article 6 of this Agreement; in addition, the Company shall be obliged to reimburse for legal expenses reasonably incurred by the Underwriters as set out in Article 9(2) of this Agreement.

(2)	Subsequent to Registration of Capital Increase. If at any time after the registration of the execution of the Capital Increase with the Commercial Register and before the Second Closing Date, one or more of the conditions set out in Article 8(4) under lit. (a) through (i) of this Agreement is not satisfied, the Process Bank shall be entitled to terminate this Agreement on behalf of the Underwriters, except as provided in subsection (3) below. In this event, the Underwriters shall be released from their obligation to purchase the New Shares and pay the Subscription Price (less the Issue Price already paid) for the New Shares. The termination of this Agreement does not apply to the provisions as set out in Article 6 of this Agreement; in addition, the Company shall be obliged to reimburse for reasonable expenses as set out in Article 9(2) of this Agreement. In the event of a termination pursuant to this subsection (2), the following procedure shall apply:

DB 2014 / Underwriting Agreement

(a)	During a period not exceeding five Business Days after the termination of this Agreement, the Company shall discuss with the Process Bank on behalf of the Underwriters whether, and for what period, the offer and sale of the New Shares shall be postponed (giving regard to the publication of the nine months results of the Company) or whether, subject to subsection (3) below, the Company may designate one or more third parties to purchase the New Shares in accordance with the applicable laws and the Articles of Association of the Company. In the event of a rights offering or an offering of the New Shares to third parties, the Underwriters shall, subject to mandatory provisions of the German Stock Corporation Act, only be obliged to deliver such New Shares to the respective third party against payment of the Subscription Price, commissions, fees and expenses pursuant to Article 7 of this Agreement and reimbursement for the expenses incurred in connection with the financing of the Issue Price. The obligation of the Company to reimburse for other expenses remains unaffected.

(b)	If the Company and the Process Bank on behalf of the Underwriters fail to agree on a procedure to be applied within a period of five Business Days, or if none of the transactions as contemplated under (a) above has taken place within two months after termination of this Agreement, the Underwriters may, subject to subsection (3) below, sell the New Shares at their discretion, using their best efforts that these shares are broadly placed (the “Exit Offering”), provided that (i) if such sales are effected at a price below the Subscription Price, such sales have to be made subject to a rights offering in accordance with Section 186(5) of the German Stock Corporation Act at such lower price to the Company’s shareholders. As soon as practicable after notification by the Process Bank on behalf of the Underwriters, of the intention to conduct the Exit Offering, the Company shall procure that the Management Board and Supervisory Board adopt the resolutions necessary to reduce the Subscription Price and to authorize the Exit Offering. This Agreement shall apply mutatis mutandis to the Exit Offering except that in event of a termination of the Exit Offering Articles 10(2)(a) and 10(2)(b) of this Agreement shall not apply. The Underwriters shall retain the amount paid by them in respect of the Issue Price of the New Shares, the costs incurred in financing the Issue Price, if any, commissions as provided for in Article 7 of this Agreement and the expenses incurred in connection with the subscription and the placement of the New Shares. The Company shall receive the remainder of the proceeds.

(3)	No Termination with regard to Exercises of Subscription Rights and First Closing Date. In the event Existing Shareholders have exercised and not revoked, at the date of the First Closing Date, their Subscription Rights in the Rights Offering, the termination of this Agreement shall to the extent of such exercise be deemed to have not occurred and the rights and obligations of the parties hereto and the occurrence of the First Closing Date shall insofar remain unaffected by the termination. If this Agreement is terminated prior to the Second Closing Date but Existing Shareholders request to subscribe Offered Shares upon the exercise of their Subscription Rights, the Underwriters shall fulfill such request and pay the proceeds (less the Issue Price already paid in relation to such shares) to the Company.

DB 2014 / Underwriting Agreement

(4)	Expenses. Subject to mandatory applicable law, in particular Section 57 of the German Stock Corporation Act, any additional expenses directly arising from the foregoing procedures reasonably incurred shall be reimbursed to the Underwriters by the Company.

ARTICLE 11 DEFAULT BY UNDERWRITERS

(1)	Postponement of Closing Dates. If any Underwriter shall default on its obligation to pay the Subscription Price with respect to New Shares which it has agreed to purchase hereunder at the relevant Closing Date, the respective Closing Date shall be postponed to the extent, but only to the extent, necessary to give effect to the provisions of this Article 11. In such an event, the Underwriters may arrange for another party or other parties to purchase such New Shares on the terms contained herein. If, within 24 hours after such default by any Underwriter, the Underwriters do not arrange for the purchase of such New Shares, the Company shall be entitled to a further period of 24 hours, which it may waive in its sole discretion, within which to procure another party or other parties satisfactory to the Underwriters to purchase such New Shares on such terms. In the event that, within the respective prescribed periods, the Underwriters notify the Company that they have arranged for the purchase of such New Shares, or the Company notifies the Underwriters that it has arranged for the purchase of such New Shares, the Company and the Underwriters will consult with each other with a view to effecting whatever changes may thereby be made necessary in the Offer Documents and the Underwriters and the Company will determine a new Closing Date to occur within three Business Days after such notification. The term “Underwriter” as used in this Agreement shall include any person substituted under this Article 11 with like effect as if such person had originally been a party to this Agreement with respect to such New Shares. Any amounts credited to the Capital Increase Account prior to a postponement pursuant to this Article 11(1) shall bear interest for each day of such postponement period at a rate equal to the Euro interbank offered rate (EUONIA) for overnight deposits.

(2)	Step-up.

(a)

If, following the end of any such 24 or 48-hour period, as the case may be, referred to in subsection (1) above and after giving effect to any arrangements for the purchase of the New Shares of a defaulting Underwriter or Underwriters by another party or other parties, as provided in subsection (1) above, the aggregate number of such New Shares for which the Subscription Price has not been paid does not exceed 1/10 of all the New Shares to be purchased at the relevant Closing Date, then the Company shall have the right (i) to require each non-defaulting Underwriter to pay the Subscription Price with respect to the number of New Shares which such Underwriter agreed to purchase hereunder at the relevant Closing Date, (ii) in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of New Shares which such Underwriter agreed to purchase hereunder relative to the aggregate number of New Shares which the non-defaulting Underwriters agreed to purchase

DB 2014 / Underwriting Agreement

hereunder) of New Shares of such defaulting Underwriter or Underwriters for which alternate purchase arrangements have not been made; provided, that no such non-defaulting Underwriter may be required to purchase New Shares in excess of 1/9 of the number of New Shares which such Underwriter agreed to purchase at the Closing Date (i.e. the increased obligation must not exceed 10/9 of the initial underwriting commitment).

(b)	Nothing in subsection (2) above shall relieve a defaulting Underwriter from liability for its default.

(3)	Termination.

(a)	If, following the end of any such 24 or 48-hour period, as the case may be, referred to in subsection (1) above and after giving effect to any arrangements for the purchase of New Shares of a defaulting Underwriter or Underwriters by another party or other parties, as provided in subsection (1) above, the aggregate number of such New Shares for which the Subscription Price (or the other amount provided in Article 4(3) of this Agreement) has not been paid exceeds 1/10 of all New Shares to be purchased at the relevant Closing Date or if the Company does not exercise the right described in subsection (2)(a)(ii) above to require non-defaulting Underwriters to purchase New Shares of a defaulting Underwriter or Underwriters, then the non-defaulting Underwriters may, in their discretion, terminate each Underwriter’s obligation to purchase the New Shares. Notwithstanding such termination, the obligations of the Company for expenses as provided in Articles 7, 9(2) and 10(4) of this Agreement and the respective indemnities of the Company in Article 6 of this Agreement shall survive together with any other provisions of this Agreement that are expressed to survive the termination hereof. Nothing in this subsection (3) shall relieve a defaulting Underwriter from liability hereunder.

(b)	In the event that such termination pursuant to subparagraph (a) occurs after the New Shares have been subscribed for by the Underwriters in accordance with Article 2(2)(a) of this Agreement, the procedures described in Article 10(1), (2) and (3) of this Agreement shall apply; provided, however, that each non-defaulting Underwriter may be required by the other Underwriters to acquire a number of New Shares at the Issue Price as corresponds on a proportionate basis to the portion of New Shares which each such non-defaulting Underwriter has agreed to purchase hereunder in relation to all the New Shares.

ARTICLE 12 COMMUNICATIONS

(1)	Language. Any document or information furnished or supplied in accordance or in connection with this Agreement shall, if not otherwise provided for herein, either be in the German or English language.

(2)	Form of Communications. All communications given hereunder shall be given by letter or telefax.

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(3)	Addresses. Subject to written notes of change of address, all communications hereunder shall be given to the following addresses:

(a)	If to the Company:

Deutsche Bank AG

Große Gallusstraße 10-14

60313 Frankfurt am Main

Attention: Sven Lickfeld

Telefax: +49 (69) 910 85468

(b)	If to the Underwriters to:

UBS Limited

1 Finsbury Avenue

London EC2M 2PP

United Kingdom

Attention: Joachim von der Goltz

Telefax: +44 20733 62561

ARTICLE 13 GOVERNING LAW AND JURISDICTION

(1)	Governing Law. This Agreement and any non-contractual obligations arising out of or in relation to this Agreement shall in all respects be governed by and construed in accordance with German law.

(2)

Jurisdiction. The non-exclusive place of jurisdiction for any action or other legal proceeding arising out of or in connection with this Agreement is the district court (Landgericht) in Frankfurt am Main. In the event that any Underwriter or any Indemnified Person becomes subject to proceedings brought by a third party in connection with the Offering (the “U.S. Proceedings”) in any Federal court located in the State of New York (the “New York Court”), such Bank shall be entitled, without objection by the Company, either (i) to join the Company to the U.S. Proceedings; and/or (ii) to bring separate proceedings for any breach of this Agreement and/or an indemnity against the Company or any other person in the New York Court, provided that such separate proceedings arise out of or are in connection with the subject matter of the U.S. Proceedings. The Company has appointed Deutsche Bank AG New York branch, located at 60 Wall Street, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby that may be instituted in the New York Court by any Underwriter or by any Indemnified Person, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. To the extent the Company joins a U.S. Proceeding in a New York Court, it hereby irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution). Such appointment

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shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon such Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

ARTICLE 14 MISCELLANEOUS

(1)	Money Laundering. For purposes of identifying the contracting party and beneficial owner pursuant to Section 3(1) of the German Anti Money Laundering Act (Geldwäschegesetz), the Company confirms that it conducts the arrangements made by this Agreement for its own account, in accordance with the terms of this Agreement.

(2)	Specific Instruction; No Advisory Role. The determination of the Subscription Price and the offering and sale of the Offer Shares at the Subscription Price or at any other price determined pursuant to the terms and conditions of the Underwriting Agreement shall constitute a specific instruction of the Company pursuant to Article 21(1)1 of Directive 2004/39/EC of the European Parliament and Council and the relevant implementing legislation of the member states of the European Union (in particular Section 33a(4) of the German Securities Trading Act (Wertpapierhandelsgesetz)). The Company acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of the New Shares contemplated hereby (including in connection with determining the terms of the Offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, no such Underwriter is advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and such Underwriters shall have no responsibility or liability to the Company with respect thereto. Any review by such Underwriters of the Company, the transactions contemplated thereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company or any other person.

(3)	Schedules etc. All Schedules hereto form an integral part of this Agreement.

(4)	Business Day. For the purposes of this Agreement, “Business Day” shall be a day (excluding Saturdays and Sundays) on which banks are open for business (including dealings in foreign currencies) and exchanges are open for trading in Frankfurt am Main, New York and London.

(5)	Amendments to Agreement. Amendments to this Agreement shall only be made in writing. This shall also apply to amendments of this subsection (5).

DB 2014 / Underwriting Agreement

(6)	Severability. Should any provision of this Agreement be or become invalid in whole or in part, the other provisions of this Agreement shall remain in force. Any invalid provision shall be deemed replaced by a valid provision which accomplishes as far as legally possible the economic effects of the invalid provision.

(7)	Counterparts. Each executed counterpart shall constitute an original of one and the same agreement.

DB 2014 / Underwriting Agreement

DEUTSCHE BANK AKTIENGESELLSCHAFT

/s/ Rainer Rauleder /s/ Thomas Michel

UBS LIMITED

/s/ Holger Krause /s/ Florian von Hardenberg

BANCO SANTANDER, S.A.

/s/ Joachim von der Goltz /s/ Holger Hirschberg

BARCLAYS BANK PLC

/s/ Joachim von der Goltz /s/ Holger Hirschberg

COMMERZBANK AKTIENGESELLSCHAFT

/s/ Joachim von der Goltz /s/ Holger Hirschberg

GOLDMAN SACHS INTERNATIONAL

/s/ Joachim von der Goltz /s/ Holger Hirschberg

J.P. MORGAN SECURITIES PLC

/s/ Joachim von der Goltz /s/ Holger Hirschberg

DB 2014 / Underwriting Agreement

Schedule I

Subscription Offer

“Deutsche Bank Aktiengesellschaft

Frankfurt am Main

ISIN DE0005140008 /WKN 514 000

Subscription Offer

On [—], 2014, the Management Board of Deutsche Bank Aktiengesellschaft resolved, with approval of the Supervisory Board on the same date, to exercise the authorizations pursuant to Section 4 para. [6 and 7] of the Articles of Association of Deutsche Bank Aktiengesellschaft (Authorized Capital) and to increase the share capital from € [—] by € [—] to € [—] by issuing [—] new, no par value ordinary registered shares (the “New Shares”) against cash contributions. Except for a fractional amount of shares, in respect of which the shareholders’ subscription right is excluded, the New Shares will be offered for subscription at the subscription price stated below and are fully entitled to dividends as from January 1, 2014.

In connection with the capital increase, the shareholders of Deutsche Bank Aktiengesellschaft will be granted the statutory subscription right in the form of an indirect subscription right pursuant to Section 186(5) of the German Stock Corporation Act (Aktiengesetz – AktG). The subscription right of the shareholders is excluded for a fractional amount of up to [—] New Shares (the “Share Fractional Amount”). The final number of New Shares for which the subscription rights have been excluded (the “Share Fractional Amount”) is based on the number of own shares as of the evening of [—], 2014 (record date). The Share Fractional Amount corresponds to the number of New Shares that could be subscribed with regard to the existing shares held by the Company if the shares were not held by the Company (which may not exercise subscription rights with respect to own shares) but were held by the shareholders, to the extent the number of own shares held by the Company on the evening of [—], 2014 (record date) exceeds [—] shares. The subscription rights that would be attributable to the number of own shares held by the Company exceeding the number of [•] own shares, and to which the shareholders would be entitled, have been excluded.

Based on an underwriting agreement dated [—], 2014 (“Underwriting Agreement”), a syndicate of [—] financial institutions led by [UBS Limited], [—] and [—] (the “Underwriters”) has agreed, under certain conditions, (i) to subscribe and acquire the New Shares and (ii) to offer the New Shares excluding the Share Fractional Amount to the shareholders in connection with an indirect subscription right during the subscription period at the subscription ratio and at the subscription price per New Share (“Subscription Offer”). The implementation of the capital increase is scheduled to be registered with the Commercial Register of the Local Court of Frankfurt am Main on June [—], 2014.

As of the evening of June [—], 2014, Clearstream Banking AG, Mergenthalerallee 61, 65760 Eschborn, Germany, will automatically credit to the depositary banks the subscription rights (ISIN DE[—], WKN [—]) relating to the existing shares of the Company (ISIN DE0005140008, WKN 514 000), to the extent they are being held in collective custody.

We kindly request our shareholders to exercise their subscription rights to the New Shares during the period from and including June [—], 2014 up to and including June [—], 2014 through their depositary bank at one of the subscription agents referred to below during ordinary business hours. Subscription rights that are not exercised during this period will expire and become worthless. No compensation will be awarded for subscription rights that will not be exercised.

Subscription agents are the German branches of:

Deutsche Bank Aktiengesellschaft.

Pursuant to the subscription ratio of [—] : [—], [—] New Shares may be acquired at the subscription price for every [—] existing shares of Deutsche Bank Aktiengesellschaft. The exercise of the subscription rights is subject to the registration of the implementation of the capital increase with the Commercial Register and is also subject to the further restrictions described in the section “Important Notices”.

Subscription Price

The subscription price for each New Share subscribed amounts to € [—]. The subscription price has to be paid at the latest on the final day of the subscription period (June [—], 2014). The depositary banks will charge customary fees for the subscription.

Subscription Rights Trading

In connection with the offering of the New Shares, the subscription rights will be traded on the stock exchange. The subscription rights (ISIN DE[—]) for the New Shares will be traded during the period from June [—], 2014 up to and including June [—], 2014 on the regulated market (XETRA and XETRA Frankfurt Specialist) of the Frankfurt Stock Exchange. The subscription rights will also be traded on the New York Stock Exchange. The Company does not intend to apply for subscription rights trading on any other stock exchange. The subscription agents are prepared to act as brokers in the buying and selling of subscription rights on the stock exchange, if possible. No compensation will be awarded for any subscription rights not exercised. Upon expiration of the subscription period, the unexercised subscription rights will expire and become worthless.

As of June [—], 2014, the existing shares of Deutsche Bank Aktiengesellschaft (ISIN DE0005140008) will be quoted “ex-rights” on the regulated markets of the Frankfurt Stock Exchange and of the stock exchanges of Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart, and the New York Stock Exchange.

[UBS Limited] may take appropriate measures to provide liquidity for an orderly subscription rights trading, including, in particular, the buying and selling of subscription rights for New Shares. There is, however, no corresponding obligation to do so. In this respect, [UBS Limited] reserves the right to enter into hedging transactions in shares of the Company or corresponding derivatives.

Important Notices

Before making a decision to exercise, acquire or sell any subscription rights, or to acquire any shares, shareholders and investors are advised to carefully read the securities prospectus dated June [—], 2014 which is available on the Internet website of Deutsche Bank Aktiengesellschaft (www.db.com/ir).

Under certain conditions, the Underwriters are entitled to withdraw from the Underwriting Agreement or to postpone the implementation of the Subscription Offer. These conditions include material adverse changes in the financial condition or results of operations of Deutsche Bank Aktiengesellschaft and its subsidiaries, significant restrictions on stock exchange trading, the outbreak or escalation of hostilities, the declaration of a state of national emergency by the Federal Republic of Germany or other catastrophies or crises having or expected to have material adverse impacts on financial markets. The Underwriters’ obligation will also end if the implementation of the capital increase has not been registered by June [—], 2014, 00.00 a.m. CET, with the Commercial Register of the Local Court of Frankfurt am Main, and the Company and the Underwriters fail to agree on a later date. A right of withdrawal also exists if the New Shares are not admitted to trading by or on June [—], 2014.

2

In the event of a withdrawal from the Underwriting Agreement prior to registration of the implementation of the capital increase with the Commercial Register, the subscription rights of the shareholders will expire without compensation. An unwinding of trading transactions relating to subscription rights by the agents brokering the subscription rights transactions will not take place in such a case, so that investors who purchased subscription rights via a stock exchange would suffer a loss. If the Underwriters withdraw from the Underwriting Agreement following registration of the implementation of the capital increase with the Commercial Register, the shareholders who have exercised their subscription rights may acquire New Shares at the subscription price.

In the event of a withdrawal by the Underwriters from the Underwriting Agreement after the Subscription Offer has been completed, which is also possible following delivery, settlement and the listing of the New Shares subscribed for in the Offering, such withdrawal would only apply to New Shares that were not subscribed for. Share purchase agreements for unsubscribed New Shares are thus subject to reservations. If short-selling has occurred as of the time of cancellation of booking of the shares, it is solely the seller of such New Shares who bears the risk of being unable to meet its obligation to deliver New Shares.

Sale of Unsubscribed New Shares

The New Shares remaining unsubscribed in the Subscription Offer and the Share Fractional Amount excluded from the subscription right of the shareholders will be offered for sale in a public offering in the United States and in private placements to investors in the Federal Republic of Germany and certain other jurisdictions (excluding Japan).

Share Certificates and Delivery of the New Shares

The New Shares will be represented by a global share certificate deposited with Clearstream Banking AG and with the sub-agent specified under the global share structure of Deutsche Bank Aktiengesellschaft for the United States of America. According to the Articles of Association, the shareholders shall not be entitled to share certificates, dividend or renewal coupons, provided these are not required to be granted pursuant to the rules of a stock exchange by which the shares have been admitted to trading. The New Shares are vested with the same rights as all other shares of the Company and are not vested with any additional rights or benefits. The New Shares acquired pursuant to this Subscription Offer are expected to be delivered as of June [—], 2014, and the New Shares acquired in private placements are expected to be delivered after the conclusion of the private placements as of June [—], 2014, in each case by crediting the New Shares to the collective custodial account, unless the subscription period has been extended.

Stock Exchange Admission and Trading of the New Shares

Applications for admission of the New Shares to the regulated market of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange and to the regulated market of the stock exchanges of Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart are expected to be filed on June [—], 2014. The admission decisions are expected on June [—], 2014. The start of trading and inclusion of the New Shares in the existing listing on the German stock exchanges is expected on June [—], 2014. The inclusion of the New Shares in the existing listing on the New York Stock Exchange is expected at the same time.

3

Publication of the Prospectus

In connection with the Subscription Offer, a securities prospectus dated June [—], 2014 (the “Prospectus”) has been published on the Internet website of Deutsche Bank Aktiengesellschaft (www.db.com/ir). Printed copies of the Prospectus will be available for distribution free-of-charge at Deutsche Bank Aktiengesellschaft, Grosse Gallusstrasse 10-14, 60311 Frankfurt am Main, during regular business hours.

Selling Restrictions

This document does not constitute an offering for the sale of securities in the United States of America (“United States”). The subscription rights and the New Shares may not be offered or sold in the United States without being registered or exempted from the registration requirement. Deutsche Bank Aktiengesellschaft has filed a registration statement with the U.S. Securities and Exchange Commission (“SEC”) to register the subscription rights and the New Shares or a portion of the subscription rights and the New Shares in the United States. The public offering of the subscription rights and the New Shares in the United States is based on a prospectus available from Deutsche Bank Aktiengesellschaft or on the SEC website and containing detailed information about Deutsche Bank Aktiengesellschaft, its administrative and executive bodies, and financial information about Deutsche Bank Aktiengesellschaft.

The acceptance of this offer outside the Federal Republic of Germany may be subject to restrictions. Persons who intend to accept this offer outside the Federal Republic of Germany are requested to inform themselves of and comply with the restrictions that exist outside the Federal Republic of Germany.

Stabilization

Acting as the stabilization manager in connection with the offering of the New Shares, [UBS Limited] (or one of its affiliates) may take measures to support the stock exchange or market price of the shares of Deutsche Bank Aktiengesellschaft in order to offset any existing selling pressure in such shares (stabilization measures).

The stabilization manager has no obligation to undertake stabilization measures. Accordingly, it cannot be guaranteed that stabilization measures will be taken at all. If stabilization measures are taken, they may be discontinued at any time without prior announcement.

Such stabilization measures may be taken as from the date of the publication of the Subscription Offer and must cease at the latest on the 30th calendar day following expiration of the subscription period, expected to be [—], 2014 (stabilization period).

Stabilization measures may result in a (quoted) market price of the shares of the Company that is higher than would be the case in the absence of such measures. Furthermore, the (quoted) market price may temporarily reach a level that is not sustainable.

Within one week of the end of the stabilization period, a notice will be published via a so-called media bundle within the meaning of Sec. 3a of the German Regulation for the Clarification of the Notification, Communication and Publication Obligations and the Duty to Maintain Insider Lists pursuant to the WpHG (Wertpapierhandelsanzeige- und Insiderverzeichnisverordnung – WpAIV) stating whether or not a stabilization measure has been taken, the date on which stabilization began, the date on which the last stabilization measure was taken and the price range within which stabilization was conducted, specifically for each date on which a share price stabilization measure was taken.

Frankfurt am Main, June [—] 2014

Deutsche Bank Aktiengesellschaft

The Management Board”

4

DB 2014 / Underwriting Agreement

Schedule II

Commitments

Name of Underwriter	Number of Offer Shares (up to)
UBS Limited	50,000,000
Banco Santander, S.A.	50,000,000
Barclays Bank PLC	50,000,000
COMMERZBANK Aktiengesellschaft	50,000,000
Goldman Sachs International	50,000,000
J.P. Morgan Securities plc	50,000,000

DB 2014 / Underwriting Agreement

Schedule III

Final Term Sheet

This term sheet supplements the Rights Offering Underwriting Agreement dated May 18, 2014 (“Underwriting Agreement”). Based on Article 1(2) of the Underwriting Agreement and the Reference Price (as defined in Article 1(2)(c) of the Underwriting Agreement) of € [—], the Subscription Price is hereby confirmed to amount to

€ [—] per New Share.

Additional information pursuant to Art 1(2)(f) of the Underwriting Agreement:

•	Number of New Shares: [—]

•	Subscription Ratio: [—] : [—]

•	Fractional amount excluded from shareholders’ subscription rights: [—]

DEUTSCHE BANK AKTIENGESELLSCHAFT

UBS LIMITED

For itself and on behalf of the Underwriters

DB 2014 / Underwriting Agreement

Schedule IV

Part 1

Form of German Legal Opinion

pursuant to Article 8(1)(c)(i), 8(2)(c)(i) and 8(4)(d)(i)

Cleary Gottlieb Steen & Hamilton LLP

[Cleary Gottlieb Steen & Hamilton LLP Frankfurt Letterhead]

[—], 2014

UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom	[—]

[—]	[—]

As representatives of the several Underwriters (as defined below)

Ladies and Gentlemen:

We are acting as special German counsel to Deutsche Bank Aktiengesellschaft (the “Company”), a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, in connection with the proposed offering (the “Offering”) of [•] ordinary registered shares with a notional par value of Euro 2.56 each (the “New Shares”) resulting from a share capital increase resolved by the management board (Vorstand) (the “Management Board”) of the Company on [•], 2014 and approved by the Chairman’s Committee (Präsidialausschuss) of the supervisory board (Aufsichtsrat) (the “Supervisory Board”) of the Company on the same day (the “Capital Increase”). The implementation of the Capital Increase is expected to be registered with the commercial register (Handelsregister) at the Local Court of Frankfurt am Main (the “Commercial Register”) on [•], 2014 pursuant to the underwriting agreement dated [•], 2014 (the “Underwriting Agreement”) among the Company and the underwriters named in Schedule II thereto (together with the additional underwriters named in the Accession Agreement (as defined below), the “Underwriters”).

The New Shares (except for a residual amount for which subscription rights have been excluded) shall be offered to the Company’s existing shareholders in a rights offering (the “Rights Offering) pursuant to Section 186(5) of the German Stock Corporation Act (Aktiengesetz) (mittelbares Bezugsrecht). The Rights Offering will include public offerings in Germany, the United Kingdom and the United States of America. The New Shares for which subscription rights have not been validly exercised in the Rights Offering and the New Shares for which the subscription rights have been excluded shall be offered for sale by means of a public offering in the United States and in private placements to investors in Germany and certain other jurisdictions (excluding Japan) (the “Rump Offering” and together with the Rights Offering, the “Offering”).

This opinion letter is being furnished to you, as representatives of the Underwriters, pursuant to Section [8(1)(c)(i)] of the Underwriting Agreement. Terms used and not defined herein shall have the respective meanings assigned to them in the Underwriting Agreement.

p. 2

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	an executed copy of the Underwriting Agreement;

(b)	an executed copy of the agreement among managers dated [—], 2014 between the Company and the underwriters named in Schedule II to the Underwriting Agreement (the “Agreement Among Managers”);

(c)	an executed copy of the accession agreement to the Underwriting Agreement and the Agreement Among Managers dated [—], 2014 (the “Accession Agreement”, and together with the Underwriting Agreement and the Agreement Among Managers, the “Agreements”);

(d)	a copy of the English language securities prospectus dated [—], 2014, as approved by the BaFin (the “Prospectus”);

(e)	a copy of the English language international offering circular dated [—], 2014, consisting of the Prospectus and a “wrapper” including, inter alia, certain selling restrictions (the “International Offering Circular”);

(f)	a copy of the U.S. Prospectus (together with the Prospectus and the International Offering Circular, the “Offer Documents”);

(g)	a copy of the BaFin approval (Billigung) of the Prospectus dated [—], 2014;

(h)	a copy of the confirmation by the BaFin of the transmission of a certificate of approval (Bestätigung der Billigung) of the Prospectus to the competent authorities in the United Kingdom dated [—], 2014;

(i)	an excerpt from the Commercial Register concerning the Company dated [—], 2014;

(j)	copies of the current articles of association (Satzung) of the Company (the “Articles of Association”), the current rules of procedure (Geschäftsordnung) of the Management Board dated [—], the current rules of procedure (Geschäftsordnung) of the Supervisory Board dated [•], and the current rules of procedure (Geschäftsordnung) of the Chairman’s Committee (Präsidialausschuss) of the Supervisory Board dated [—];

(k)	copies of the executed resolutions of the Management Board and the Supervisory Board dated [—], 2014 and relating to the Capital Increase and the Offering;

(l)	a copy of the executed resolution of the Management Board dated [—], 2014 and relating to the Capital Increase and the Offering;

(m)	a copy of the executed resolution of the Chairman’s Committee (Präsidialausschuss) of the Supervisory Board dated [•], 2014 and relating to the Capital Increase and the Offering;

(n)	a draft form of the subscription certificates (Zeichnungsscheine) expected to be dated [—], 2014 with respect to the New Shares;

p. 3

(o)	a draft of the German language subscription offer (Bezugsangebot) expected to be published in the German Federal Gazette (Bundesanzeiger) on [—], 2014;

(p)	a draft form of the payment confirmation to be issued by [—] and expected to be dated [—], 2014; and

(q)	a draft of the global share certificate (Globalurkunde) evidencing the New Shares.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions stated herein, we have assumed and have not independently verified that (i) each of the parties to the Agreements (other than the Company) has full power and authority and legal right to enter into such agreements, (ii) the Agreements have been duly authorized and executed by each party thereto (other than the Company), (iii) insofar as the opinions expressed below relate to the validity, binding effect or enforceability of the Agreements each of the parties to these agreements (other than the Company) has satisfied all other legal requirements that are applicable to it to the extent necessary to make such agreements valid and binding upon and enforceable against it, (iv) each document that we have reviewed is accurate as to factual matters (including, without limitation, the accuracy of the representations and warranties of the Company and the Underwriters in the Underwriting Agreement as to factual matters), (v) all documents submitted to us as photocopies or facsimile copies conform to the originals thereof, (vi) the signatures on all documents reviewed by us are genuine, and (vii) the New Shares will be subscribed for, offered and sold as contemplated by the Underwriting Agreement. When we have reviewed a document in draft form, we have assumed that it will be executed or issued in the form reviewed by us.

Based upon the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1. The Company is a stock corporation (Aktiengesellschaft) duly registered with the Commercial Register under docket number HRB 30000 and validly existing under the laws of Germany, with corporate power to own, lease and operate its properties and conduct its business as described in the Offer Documents and to enter into the Underwriting Agreement and perform its obligations thereunder.

2. The Company has a registered share capital (eingetragenes Grundkapital) and an authorized share capital (genehmigtes Kapital) as described in the Offer Documents; all of the outstanding ordinary registered shares of the Company have been duly issued and conform to the description thereof in the Offer Documents; the aggregate share capital of the Company has been duly registered with the Commercial Register; and the outstanding ordinary registered shares of the Company are not subject to any transfer restrictions under the Articles of Association or applicable provisions of German law.

p. 4

3. Upon subscription and payment for the New Shares in accordance with the Underwriting Agreement, and upon registration of the implementation of the Capital Increase with the Commercial Register, the New Shares will be duly issued, fully paid and non-assessable, freely transferable under the laws of Germany and will conform to the description thereof in the Offer Documents.

4. The Agreements have been duly authorized, executed and delivered by the Company. The Underwriting Agreement, the Agreement Among Managers and, to the extent expressly governed by German law, the Accession Agreement constitute legal, valid and binding and enforceable obligations of the Company.

5. The execution by the Company of the Agreements, the sale and delivery to the Underwriters of the New Shares by the Company pursuant to the Underwriting Agreement and the performance by the Company of its obligations under the Underwriting Agreement do not require any consent, approval, authorization, order, registration or qualification of or with any German stock exchange or any governmental authority of Germany, except for the registration of the implementation of the Capital Increase with the Commercial Register, the approval and notification to the competent authorities in the United Kingdom of any supplement (Nachtrag) to the German Prospectus, if any, by the BaFin, and the admission of the New Shares to trading and the inclusion in the existing quotation on the regulated market (Regulierter Markt) of the stock exchanges in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, as well as to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and the subsequent filings with the German Company Register (Unternehmensregister).

6. Upon publication of the Prospectus (and the approval, publication and notification to the competent authorities in the United Kingdom of any supplement (Nachtrag) thereto, if any), the registration of the implementation of the Capital Increase with the Commercial Register and the admission of the New Shares to trading and the inclusion in the existing quotation on the regulated market (Regulierter Markt) of the stock exchanges in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, as well as to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and the subsequent filings with the German Company Register (Unternehmensregister), no consent, approval, authorization, order, registration or qualification of or with any German stock exchange or any governmental authority of Germany will be required in connection with the offering and sale of the New Shares.

7. The issue of the New Shares, the Offering and the execution of the Underwriting Agreement and the performance by the Company of its obligations thereunder do not conflict with or result in a violation of the Articles of Association or applicable provisions of German law, provided that the German language subscription offer (Bezugsangebot) is published in the German Federal Gazette (Bundesanzeiger) on [—], 2014, as provided in the Underwriting Agreement.

8. The statements set forth (i) in the Prospectus and the International Offering Circular under the headings “General Information about Deutsche Bank”, “Description of Deutsche Bank AG’s Share Capital”, “Regulation and Supervision—Regulation and Supervision in Germany”, and “Information about the Offered New Shares”, insofar as such statements purport to summarize certain provisions of the shares, including the New Shares, of the Company, the Articles of Association or applicable German law, including directly applicable European Union law, provide a fair summary of such provisions.

p. 5

9. The statements set forth in the Prospectus and the International Offering Circular under the headings “Taxation in the Federal Republic of Germany”, insofar as such statements purport to summarize certain tax laws of Germany, provide a fair summary of the principal German tax consequences for holders of the New Shares.

10. All dividends declared and payable on the New Shares may under the laws and regulations of Germany be paid in freely convertible and transferable legal currency of Germany; and the amount of the dividends may be transferred out of Germany, subject to certain restrictions in relation to specific countries, and furthermore subject to certain notification requirements, under the Foreign Trade Act (Außenwirtschaftsgesetz), the Foreign Trade Regulation (Außenwirtschaftsverordnung) and the Money Laundering Act (Geldwäschegesetz).

11. No stamp duties or registration, issue, documentary, transfer or similar taxes or duties (which, for the avoidance of doubt, does not include VAT) are payable by or on behalf of the Underwriters to Germany or any political subdivision or taxing authority thereof or therein in connection with the sale or delivery of the New Shares to the Underwriters pursuant to the Underwriting Agreement or the sale or delivery of the New Shares to the investors as contemplated by the Underwriting Agreement.

With respect to the foregoing opinion statements expressed in numbered paragraphs 4 and 7, we note the following:

There is no final judgment by the German Highest Court in Civil Matters (Bundesgerichtshof) (the “BGH”) on the issue of whether in transactions such as the Offering a German stock corporation such as the Company may agree to provide indemnification of the type set forth in Article 6 of the Underwriting Agreement. In particular, the decision of the BGH dated May 31, 2011 (the “BGH Decision”) which came to the conclusion that the assumption of prospectus liability by a stock corporation in connection with the offering of shares solely from the holdings of certain selling shareholders constitutes unlawful repayment of registered share capital pursuant to Section 57 of the German Stock Corporation Act (Aktiengesetz) unless the stock corporation receives compensation for the assumption of prospectus liability in the form of a specific positive effect that is measurable in accounting terms (konkreter, bilanziell messbarer Vorteil) does not address the issue described in the preceding sentence. In addition, the BGH Decision was not rendered in the context on an offering of newly issued shares, such as the Offering. Considering all circumstances of the Offering and the underlying statutory concepts and the statutory liability of issuers for securities prospectuses pursuant to Sections 21 et seq. of the German Securities Prospectus Act (Wertpapierprospektgesetz), it is our view that Article 6 of the Underwriting Agreement does not constitute unlawful repayment of registered share capital vis-à-vis the Underwriters, and should therefore be valid and enforceable.

The foregoing opinion statements are subject to the following qualifications:

(a) Insofar as the opinions expressed above relate to the validity, binding effect or enforceability of the Agreements, such opinions are subject to applicable bankruptcy, insolvency laws (including without limitation all laws relating to fraudulent transfers) and similar laws affecting creditors’ rights generally.

p. 6

(b) In this letter, we are not in a position to opine on (i) whether the registered share capital (eingetragenes Grundkapital) of the Company, or any part thereof, has been repaid to the holders of shares of the Company, and (ii) whether any transactions have taken place in connection with any increase of the registered share capital (eingetragenes Grundkapital) of the Company against cash contribution which could result in the characterization of such cash contribution as a hidden contribution in kind (verdeckte Sacheinlage) under German legal principles. Based on our review of certain corporate records and documents furnished to us by the Company, nothing has, however come to our attention that causes us to believe that any repayment of the kind referred to in (i), or any transaction referred to in (ii) has occurred.

The foregoing opinions are limited to the law of Germany.

We are furnishing this opinion letter to you, as representatives of the several Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the Offering. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:
Hanno Sperlich, a Partner

DB 2014 / Underwriting Agreement

Schedule IV

Part 2

Form of German Disclosure Letter

pursuant to Article 8(1)(c)(i), 8(2)(c)(i) and 8(4)(d)(i)

Cleary Gottlieb Steen & Hamilton LLP

[Cleary Gottlieb Steen & Hamilton LLP Frankfurt Letterhead]

[—], 2014

UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom	[—]

[—]	[—]

As representatives of the several Underwriters (as defined below)

Ladies and Gentlemen:

We are acting as special German counsel to Deutsche Bank Aktiengesellschaft (the “Company”), a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, in connection with the proposed offering (the “Offering”) of [—] ordinary registered shares with a notional par value of Euro 2.56 each (the “New Shares”) resulting from a share capital increase resolved by the management board (Vorstand) of the Company on [—], 2014 and approved by the Chairman’s Committee (Präsidialausschuss) of the supervisory board (Aufsichtsrat) of the Company on the same day (the “Capital Increase”). The implementation of the Capital Increase is expected to be registered with the commercial register (Handelsregister) at the Local Court of Frankfurt am Main on [—], 2014 pursuant to the underwriting agreement dated [—], 2014 (the “Underwriting Agreement”) among the Company and the underwriters named in Schedule II thereto (together with the additional underwriters named in the accession agreement to the Underwriting Agreement dated [—], 2014, the “Underwriters”).

The New Shares (except for a residual amount for which subscription rights have been excluded) shall be offered to the Company’s existing shareholders in a rights offering (the “Rights Offering”) pursuant to Section 186(5) of the German Stock Corporation Act (Aktiengesetz) (mittelbares Bezugsrecht). The Rights Offering will include public offerings in Germany, the United Kingdom and the United States. The New Shares for which subscription rights have not been validly exercised in the Rights Offering and the New Shares for which the subscription rights have been excluded shall be offered for sale by means of a public offering in the United States and in private placements to investors in Germany and certain other jurisdictions (excluding Japan) (the “Rump Offering”, and together with the Rights Offering, the “Offering”). This letter is being furnished to you, as representatives of the Underwriters, pursuant to Section [8(1)(c)(i)] of the Underwriting Agreement. Terms used and not defined herein shall have the respective meanings assigned to them in the Underwriting Agreement.

Because the primary purpose of our professional engagement is not to establish or confirm factual matters or financial, accounting or statistical information, and because many determinations involved in the preparation of (i) the English language securities prospectus dated [—], 2014 (the “Prospectus”), relating to the Offering and the New

p. 2

Shares, and (ii) the English language international offering circular dated [•], 2014 consisting of the Prospectus and a “wrapper” including, inter alia, certain selling restrictions (the “International Offering Circular”, and together with the Prospectus the “Offer Documents”) are of a wholly or partially non-legal character or are outside the scope of those matters on which we expect to render an opinion, we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Offer Documents (except to the extent expressly set forth in numbered paragraphs 8 and 9 of our German law opinion letter to you of even date herewith), and we make no representation that we have independently verified the accuracy, completeness or fairness of such statements (except as aforesaid).

However, in the course of our acting as special German counsel to the Company in connection with the preparation of the Offer Documents, we participated in conferences and telephone conversations with representatives of the Company, representatives of the independent public accountants for the Company, representatives of your German counsel, Hengeler Mueller Partnerschaft von Rechtsanwälten mbB, and your U.S. counsel, Davis Polk & Wardwell LLP, and your representatives, during which conferences and conversations the contents of the Offer Documents and related matters were discussed, and we reviewed certain corporate records and documents furnished to us by the Company or on its behalf, all as we deemed necessary or appropriate.

Subject to and based on the foregoing and our understanding of the German stock exchange and prospectus laws and the experience we have gained in our practice thereunder, we advise you that no information has come to our attention that causes us to believe that the Offer Documents (except for the financial statements and other financial data, as well as other data based on or derived from accounting, controlling or risk management systems included therein, as to which we express no view) as of the date hereof, contain an untrue statement of a fact or omit to state a fact which is material for the assessment of the New Shares (für die Beurteilung der Wertpapiere wesentliche Angaben unrichtig oder unvollständig sind), all within the meaning of Sections 21 and 22 of the German Securities Prospectus Act (Wertpapierprospektgesetz).

We express no view as to the accuracy or adequacy of the Offer Documents at any time after the date hereof.

We are furnishing this letter to you, as representatives of the several Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the Offering. This letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:
Hanno Sperlich, a Partner

DB 2014 / Underwriting Agreement

Schedule IV

Part 3

Form of US Legal Opinion

pursuant to Article 8(1)(c)(i), 8(2)(c)(i) and 8(4)(d)(i)

Cleary Gottlieb Steen & Hamilton LLP

[Cleary Gottlieb Steen & Hamilton LLP Frankfurt Letterhead]

[—], 2014

UBS Limited

1 Finsbury Avenue

London EC2M 2PP

United Kingdom

[insert additional Bookrunners]

As representative(s) of the several Underwriters named in the Underwriting Agreement referred to below

Ladies and Gentlemen:

We are acting as special United States counsel to Deutsche Bank AG (the “Company”), a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-184193) of [—] registered shares without par value, nominal value €2.56 each (the “Securities”), by way of an offering of rights to its shareholders (the “Rights Offering”). Such registration statement, as amended as of its most recent effective date ([—], 2014), insofar as it relates to the Securities (as determined for purposes of Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)), but excluding the documents incorporated by reference therein, is herein called the “Registration Statement;” the related prospectus dated September 28, 2012 included in the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus;” and the related prospectus supplement dated [—], 2014, as filed with the Commission pursuant to Rule 424(b) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Prospectus Supplement.” The Base Prospectus and the Prospectus Supplement together are herein called the “Prospectus.” This opinion letter is furnished to you pursuant to Section 8(1)(c)(i) of the underwriting agreement dated [—], 2014 (the “Underwriting Agreement”) among the Company, the Lead Manager and the other underwriters named in Schedule II thereto (the “Underwriters”).

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	an executed copy of the Underwriting Agreement;

(b)	the Registration Statement and the documents incorporated by reference therein;

(c)	the Prospectus and the documents incorporated by reference therein;

(d)	an executed copy of the Subscription Agent Agreement between the Company and [Computershare Trust Company, N.A. and Computershare Inc.] as agent[s], dated [—], 2014; and

1

To the Representatives of the Underwriters listed above, p. 2

(e)	the documents delivered to you by the Company as of the date hereof pursuant to the Underwriting Agreement.

In addition, we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of the Company in the Underwriting Agreement).

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1. The issuance and sale by the Company of the Securities to the Underwriters pursuant to the Underwriting Agreement and the performance by the Company of its obligations in the Underwriting Agreement (a) will not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in our experience normally would be applicable to general business entities with respect to such issuance, sale or performance, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended (but we express no opinion relating to any state securities or Blue Sky laws) and (b) do not result in a violation of any United States federal or New York State law or published rule or regulation that in our experience normally would be applicable to general business entities with respect to such issuance, sale or performance (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws).

2. The statements under the heading “Taxation—Material U.S. Federal Income Tax Considerations” in the Prospectus, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities by a U.S. holder (as defined in the Prospectus).

3. No registration of the Company under the U.S. Investment Company Act of 1940, as amended, is required for the offer and sale of the Securities by the Company in the manner contemplated by the Underwriting Agreement and the Prospectus and the application of the proceeds thereof as described in the Prospectus.

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you, as Representatives of the Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the offering of the Securities. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

To the Representatives of the Underwriters listed above, p. 3

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By
Ward A. Greenberg, a Partner

DB 2014 / Underwriting Agreement

Schedule IV

Part 4

Form of US Disclosure Letter

pursuant to Article 8(1)(c)(i), 8(2)(c)(i) and 8(4)(d)(i)

Cleary Gottlieb Steen & Hamilton LLP

[Cleary Gottlieb Steen & Hamilton LLP Frankfurt Letterhead]

[—], 2014

UBS Limited

1 Finsbury Avenue

London EC2M 2PP

United Kingdom

[insert additional Bookrunners]

As representative(s) of the several Underwriters named in the Underwriting Agreement referred to below

Ladies and Gentlemen:

We are acting as special United States counsel to Deutsche Bank AG (the “Company”), a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-184193) of [—] registered shares without par value, nominal value €2.56 each (the “Securities”), by way of an offering of rights to its shareholders (the “Rights Offering”). Such registration statement, as amended as of its most recent effective date ([—], 2014), insofar as it relates to the Securities (as determined for purposes of Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)), but excluding the documents incorporated by reference therein, is herein called the “Registration Statement;” the related prospectus dated September 28, 2012 included in the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus;” and the related prospectus supplement dated [—], 2014, as filed with the Commission pursuant to Rule 424(b) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Prospectus Supplement.” The Base Prospectus and the Prospectus Supplement together are herein called the “Prospectus.” This letter is furnished to you pursuant to Section 8(1)(c)(i) of the underwriting agreement dated [—], 2014 (the “Underwriting Agreement”) among the Company, the Lead Manager and the other underwriters named in Schedule II thereto (the “Underwriters”).

Because the primary purpose of our professional engagement was not to establish or confirm factual matters or financial, accounting or statistical information, and because many determinations involved in the preparation of the Registration Statement, the Prospectus and the documents incorporated by reference in each of them are of a wholly or partially non-legal character or relate to legal matters outside the scope of our opinion letter to you of even date herewith, we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Prospectus or the documents incorporated by reference in each of them (except to the extent expressly set forth in numbered paragraph 2 of our opinion letter to you of even date herewith), and we make no representation that we have independently verified the accuracy, completeness or fairness of such statements (except as aforesaid). We also are not passing upon and do not assume any responsibility for ascertaining whether or when any of the Prospectus or the documents incorporated by reference therein was conveyed to any person for purposes of Rule 159 under the Securities Act.

To the Representatives of the Underwriters listed above, p. 2

However, in the course of our acting as special United States counsel to the Company in connection with its preparation of the Registration Statement and the Prospectus, we participated in conferences and telephone conversations with representatives of the Company, representatives of the independent public accountants for the Company, your representatives and representatives of your counsel, during which conferences and conversations the contents of the Registration Statement, the Prospectus and portions of certain of the documents incorporated by reference in each of them and related matters were discussed, and we reviewed certain corporate records and documents furnished to us by the Company.

Based on our participation in such conferences and conversations and our review of such records and documents as described above, our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we advise you that:

(a) The Registration Statement (except the financial statements and schedules and other financial data included therein, as to which we express no view), at the time it became effective, and the Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder. In addition, we do not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required.

(b) The documents incorporated by reference in the Registration Statement and the Prospectus (except the financial statements and schedules and other financial data and management’s report on the effectiveness of internal control over financial reporting included therein, as to which we express no view), as of the respective dates of their filing with the Commission, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) No information has come to our attention that causes us to believe that the Registration Statement, including the documents incorporated by reference therein (except the financial statements and schedules and other financial data and management’s report on the effectiveness of internal control over financial reporting included therein, as to which we express no view), at the time it become effective, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d) No information has come to our attention that causes us to believe that the Prospectus, including the documents incorporated by reference therein (except the financial statements and schedules and other financial data and management’s report on the effectiveness of internal control over financial reporting included therein, as to which we express no view) as of the date thereof or hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

To the Representatives of the Underwriters listed above, p. 3

We confirm to you that (a) based solely upon email confirmation of receipt of the filing and Rule 462(e) under the Securities Act the Registration Statement is effective under the Securities Act, and (b) based solely upon a telephonic confirmation from a representative of the Commission, no stop order with respect thereto has been issued by the Commission, and to the best of our knowledge, no proceeding for that purpose has been instituted or threatened by the Commission.

We are furnishing this letter to you, as Representatives of the Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the offering of the Securities. This letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the views expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:
Ward A. Greenberg, a Partner

DB 2014 / Underwriting Agreement

Schedule IV

Part 5

Form of UK Tax Opinion

pursuant to Article 8(1)(c)(i)

Cleary Gottlieb Steen & Hamilton LLP

[Cleary Gottlieb Steen & Hamilton LLP London Letterhead]

[    ] May 2014

UBS Limited

1 Finsbury Avenue

London EC2M 2PP

United Kingdom

[—]

As representatives of the several Underwriters (as defined below)

Ladies and Gentlemen:

We have acted as special United Kingdom tax counsel to Deutsche Bank Aktiengesellschaft (the “Company”), a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, in connection with the proposed offering (the “Offering”) of [—] ordinary registered shares with a notional par value of Euro 2.56 each (the “New Shares”) resulting from a share capital increase resolved by the management board (Vorstand) (the “Management Board”) of the Company on [—] 2014 and approved by the Chairman’s Committee (Präsidialausschuss) of the supervisory board (Aufsichtsrat) (the “Supervisory Board”) of the Company on the same day (the “Capital Increase”). The implementation of the Capital Increase is expected to be registered with the commercial register (Handelsregister) at the Local Court of Frankfurt am Main (the “Commercial Register”) on [—] 2014 pursuant to the underwriting agreement dated [—] 2014 (the “Underwriting Agreement”) among the Company and the underwriters named in Schedule II thereto (together with the additional underwriters named in an accession agreement to the Underwriting Agreement, the “Underwriters”).

The New Shares (except for a residual amount for which subscription rights have been excluded) shall be offered to the Company’s existing shareholders in a rights offering (the “Rights Offering”) pursuant to Section 186(5) of the German Stock Corporation Act (Aktiengesetz) (mittelbares Bezugsrecht). The Rights Offering will include public offerings in Germany, the United Kingdom and the United States of America. The New Shares for which subscription rights have not been validly exercised in the Rights Offering and the New Shares for which the subscription rights have been excluded shall be offered for sale by means of a public offering in the United States and in private placements to investors in Germany and certain other jurisdictions (excluding Japan) (the “Rump Offering” and together with the Rights Offering, the “Offering”).

This opinion letter is being furnished to you, as representatives of the Underwriters, pursuant to Section [—] of the Underwriting Agreement. Terms used and not defined herein shall have the respective meanings assigned to them in the Underwriting Agreement.

The English language securities prospectus dated [•] 2014, as approved by the BaFin is herein referred to as the “Prospectus”.

Based on our review of the Prospectus, and subject to the further assumptions and qualifications set forth below, it is our opinion that the statements contained in the Prospectus in the section headed “Taxation in the United Kingdom”, insofar as such statements purport to summarise certain tax laws of the United Kingdom, fairly summarise such laws as at the date hereof subject to the assumptions and reservations stated therein.

We express no opinion as to any matter (including any liability to tax) other than as specified in this letter which may arise or be incurred as a result of or in connection with the Offering or the New Shares. Other than as set out above, we have not been responsible for investigation or verification of statements of fact (including statements as to law) or the reasonableness of any statements of opinion contained in the Prospectus, nor have we been responsible for ensuring that the Prospectus or any amendment or supplement thereto contains all material facts.

The opinions set out in this opinion letter are limited to United Kingdom tax law as currently applied by the courts in England and Wales, and are given on the basis that they will be governed by and construed in accordance with English law.

This opinion letter is given on the basis that there will be no amendment to or termination or replacement of the documents expressed to have been reviewed by us above and on the basis of United Kingdom tax law in force as at the date of this opinion letter. This opinion letter is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in United Kingdom tax law or the published practices of H.M. Revenue & Customs after the date of this opinion letter.

We are furnishing this opinion letter to you, as representatives of the several Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the Offering. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.

We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:
Richard Sultman, a Partner

Schedule V

Part 1

Form of German Legal Opinion

pursuant to Article 8(1)(c)(ii), 8(2)(c)(ii) and 8(4)(d)(ii)

Hengeler Mueller Partnerschaft von Rechtsanwälten mbB

The following opinions subject to customary exceptions and qualifications:

(a)	The Company is a stock corporation (Aktiengesellschaft) duly established and validly existing under the laws of Germany, registered with the commercial register of the Amtsgericht Frankfurt am Main under HRB 30000.

(b)	The Company has the corporate power to own its properties and to conduct its business as described in the Offer Documents.

(c)	The New Shares have been duly and validly authorized by the Resolutions. Subject to (i) subscription and payment pursuant to Article 2(1) of the Underwriting Agreement, (ii) the registration of the execution of the capital increase, and (iii) the delivery of the global share certificate pursuant to Article 2(3) of the Underwriting Agreement, the New Shares will be validly issued and will conform to the description of the New Shares in the Offer Documents. The New Shares are not subject to any transfer restrictions under the Articles of Association or applicable provisions of German law or any pre-emptive or similar rights, except as described in the Offer Documents.

(d)	The Underwriting Agreement [and, to the extent governed by German law, the Accession Agreement,] [have / has] been duly authorised, executed and delivered by the Company and constitute[s] valid and binding obligations of the Company, enforceable in accordance with [their / its] terms.

(e)	Upon the filing and publication of the Prospectus, no regulatory or governmental authorization, consent, approval, order or registration is required in Germany for the offering and sale of the New Shares, the execution and delivery of the Underwriting Agreement [and the Accession Agreement] by the Company and the performance of its obligations under the Underwriting Agreement [and the Accession Agreement].

(f)	Neither the offering and subscription of the New Shares nor the execution and delivery of the Underwriting Agreement [and the Accession Agreement] and the performance by the Company of its obligations thereunder conflict with or result in a violation of any provision of the Articles of Association or applicable provisions of German law.

(g)	The statements set forth in the Prospectus and the International Offering Circular under the captions “Regulation and Supervision” and “Taxation in Germany”, insofar as they purport to constitute a description or summary of the legal issues or legal provisions referred to therein, represent fair descriptions or summaries of such issues or provisions and are correct in all material respects.

(h)	Except as described in the Offer Documents, all dividends and other distributions declared and payable on the New Shares may under the laws and regulations of Germany be paid in Euro which may be converted into foreign currency that may be freely transferred out of Germany, and no authorization, approval or consent of any court or governmental agency or body or any political subdivision thereof or of any stock exchange authorities of or in Germany is required to effect such payment, and, except as described in the Offer Documents, all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Germany.

(i)	No stamp duties or registration, issue, documentary or similar taxes are payable in Germany in connection with the issue, offering and sale of the New Shares or the execution and delivery of the Underwriting Agreement.

Schedule V

Part 2

Form of German Disclosure Letter

pursuant to Article 8(1)(c)(ii), 8(2)(c)(ii) and 8(4)(d)(ii)

Hengeler Mueller Partnerschaft von Rechtsanwälten mbB

The following statement subject to customary exceptions and qualifications:

Subject to and based on the foregoing and our understanding of the German Securities Prospectus Act (Wertpapierprospektgesetz) as well as the Commission Regulation (EC) No 809/2004 of April 29, 2004 (as amended) and the experience we have gained in our practice thereunder, we confirm that nothing has come to our attention that causes us to believe that the Offer Documents (except the financial statements and schedules and other financial accounting data as well as other data based on or derived from accounting, controlling or risk management systems included therein, as to which we express no view) contain an untrue or incomplete statement of, or omit to state, a fact which is material for the assessment of an investment in the New Shares (für die Beurteilung der Wertpapiere wesentliche Angaben unrichtig oder unvollständig sind), all within the meaning of § 21 para. 1 of the German Securities Prospectus Act.

Schedule VI

Part 1

Form of US Legal Opinion

pursuant to Article 8(1)(c)(iii), 8(2)(c)(iii) and 8(4)(d)(iii)

Davis Polk & Wardwell London LLP

The following opinion subject to customary exceptions and qualifications:

We are of the opinion that, assuming that the Underwriting Agreement has been duly authorized, executed and delivered by the Company insofar as German law is concerned, under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Article 13(2) of the Underwriting Agreement, validly and irrevocably submitted to the non-exclusive personal jurisdiction of any United States Federal court located in the State of New York (each a “New York Court”) in any action arising out of or relating to the Underwriting Agreement or the transactions contemplated thereby, has validly and irrevocably waived to the fullest extent it may effectively do so, any objection to the venue of a proceeding in any such New York Court, and has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in Article 13(2) of the Underwriting Agreement; and service of process effected on such agent in the manner set forth in Article 13(2) of the Underwriting Agreement will be effective to confer valid personal jurisdiction on the Company.

Schedule VI

Part 2

Form of US Disclosure Letter

pursuant to Article 8(1)(c)(iii), 8(2)(c)(iii) and 8(4)(d)(iii)

Davis Polk & Wardwell London LLP

The following statements subject to customary exceptions and qualifications:

(i)	The Registration Statement and the Prospectus appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the applicable rules and regulations of the Commission thereunder; and

(ii)	nothing has come to our attention that causes us to believe that, insofar as relevant to the offering of the Rights and the Shares:

(a)	on [the date hereof][1] [the date of the Prospectus Supplement][2], the Registration Statement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and

(b)	the Prospectus as of [its date][3] [the date hereof][4] [the date of the Free Writing Prospectus or as of the date hereof contained or][5] contains any untrue statement.

[1]	Include in Approval Date version only.
[2]	Include in Subscription Date version and in Closing Date version only.
[3]	Include in Approval Date version only.
[4]	Include in Subscription Date version only.
[5]	Include in Closing Date version only.

DB 2014 / Underwriting Agreement

Schedule VII

Form of Legal Opinion

pursuant to Article 8(1)(c)(iv), 8(2)(c)(iv) and 8(4)(d)(iv)

Legal Department of Deutsche Bank Aktiengesellschaft

[—]

[—]

[—]

[—]

[—]

[—]

[—]

[—] and

the other financial institutions named in the Underwriting Agreement as amended by the Accession Agreement, both as defined below (collectively the “Underwriters”)

[—] 2014

Deutsche Bank Aktiengesellschaft

Capital Increase 2014

Dear Sirs,

In our capacity as inhouse legal counsel of Deutsche Bank Aktiengesellschaft in Frankfurt am Main (the “Company”), we have been asked to render the opinion expressed below in connection with the issue by the Company and the offering pursuant to the underwriting agreement dated [—] 2014 (the “Underwriting Agreement”), between the Company and the Underwriters named therein, of [—] shares (the “Offer Shares”) of the Company’s capital stock with no par value out of a capital increase (the “Capital Increase”) to be effected in accordance with the Underwriting Agreement (the “Offering”).

Confidential

2

This opinion is being furnished to you pursuant to Section 8(1)(c)(iv) of the Underwriting Agreement in your capacity as underwriters in connection with the Offering. Terms used and not defined herein shall have the respective meanings assigned to them in the Underwriting Agreement.

For the purpose of this opinion we have examined the following documents:

(a)	a photostat copy of the Underwriting Agreement;

(b)	a photostat copy of the Contribution Agreement between the Company and the Underwriters named therein dated [—] 2014 (the “Contribution Agreement”);

(c)	a photostat copy of the agreement among managers between the Company and the Underwriters named therein dated [—] 2014 (the “Agreement Among Managers”);

(d)	a copy of the English language securities prospectus dated [—] 2014, drawn up as a single document in the English language including a German translation of the summary (the “Prospectus”);

(e)	a copy of the English language International Offering Circular, consisting of the Prospectus and a supplement including certain selling restrictions (the “International Offering Circular”);

(f)	a copy of the Base Prospectus and a photostat copy of the U.S. Prospectus Supplement dated [—] 2014 (together “U.S. Prospectus” and together with the documents referred to in paragraphs (d) and (e) above, the “Offer Documents”);

(g)	a photostat copy of the BaFin approval (Billigung) of the Prospectus dated [—] 2014;

(h)	a photostat copy of the confirmation by the BaFin of the transmission of a certificate of approval (Bestätigung der Billigung) to the competent authorities in the United Kingdom dated [—] 2014;

(i)	a copy of the Articles of Association (Satzung) of the Company (as with effect at the date hereof);

(j)	an excerpt from the Commercial Register concerning the Company dated [—] 2014;

(k)	copies of the current Terms of Reference (Geschäftsordnung) for the Management Board of the Company dated [—] 2014, of the current Terms of Reference (Geschäftsordnung) of the Supervisory Board of the Company dated [—] 2014 and of the current Terms of Reference (Geschäftsordnung) of the Chairman’s Committee (Präsidialausschuss) of the Supervisory Board of the Company dated [—] 2014;

Confidential

3

(l)	photostat copies of the records (Niederschrift) of the resolution of the Management Board on [—] 2014 and [—] 2014, the records (Niederschrift) of the resolution of the Supervisory Board on [—] 2014 and the records (Niederschrift) of the resolution of the Chairman’s Committee (Präsidialausschuss) of the Supervisory Board held on [—] 2014, which the Management Board, the Supervisory Board and the Chairman’s Committee, respectively, adopted in relation to the Capital Increase and the Offering;

(m)	a draft form of the subscription certificates (Zeichnungsscheine) expected to be dated [—] 2014 with respect to the New Shares (the “Subscription Certificates”);

(n)	a draft of the bank certificate to be issued by [—]regarding the payment (Einzahlungsbestätigung) of the issue price for the New Shares;

(o)	a copy of the draft of the global share certificate (Globalurkunde) representing the New Shares;

(p)	a draft of the German language subscription offer (Bezugsangebot) to be published in the Federal Gazette (Bundesanzeiger) on [—] 2014; and

(q)	such other documents as we have deemed necessary to enable us to give this opinion.

This opinion is confined to, and is given on the basis of, German law as it exists at the date hereof. We have made no investigation of the laws of any other jurisdiction as a basis for this opinion and do not express or imply any opinion thereon. We have assumed that there is nothing in the laws of any other jurisdiction which affects this opinion.

In giving this opinion we have assumed that:

(i)	the Agreements are within the capacity and power of and have been validly authorized, executed and delivered by and are binding on the parties thereto other than the Company, and that there has been no breach of any of the terms thereof;

(ii)	all signatures are genuine;

(iii)	all documents known to us as copies or specimen documents conform to the originals;

(iv)	all documents known to us as draft will be executed in such form;

Confidential

4

(v)	any natural person signing any agreement, instrument or other document was legally competent (geschäftsfähig) at the time of execution;

(vi)	insofar as the opinions expressed below relate to the validity, binding effect or enforceability of the Agreements, each of the parties to these agreements (other than the Company) has satisfied all other legal requirements that are applicable to it to the extent necessary to make such agreements valid and binding upon and enforceable against it;

(vii)	none of the documents reviewed by us has been revoked, rescinded, repealed, terminated (whether as a whole or in part), amended or supplemented; it being understood that, to the knowledge of the undersigned, no such revocation, rescission, repealing or termination has been declared by the Company;

(viii)	the New Shares will be subscribed for, offered and sold as contemplated by the Underwriting Agreement; and

(ix)	each Underwriter with respect to New Shares (x) purchased by it or (y) sold by it to German residents, has been authorized to conduct such activities by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – “BaFin”) or has been granted an exemption by the BaFin from such authorisation requirement or is exempt from such requirement pursuant to the German Banking Act (Kreditwesengesetz – KWG) or conducts such activities under the “European passport” in accordance with Articles [35, 36 and 39 of Directive 2013/36/EU of 26 June 2013 of the European Parliament and the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC (as amended)].

Based upon and subject to the foregoing and subject to the qualifications set out below, we are of the opinion that:

(1)	The Company is duly established and validly existing as a stock corporation (Aktiengesellschaft) under the laws of Germany with full corporate power and capacity to conduct its business in Germany.

(2)	The Company has full power and capacity to enter into the Agreements and to perform its obligations thereunder.

(3)	The Company has all permits, authorizations, approvals, orders, licenses, certificates and concessions issued by, and has made all declarations and filings with, the appropriate governmental agencies and regulatory or stock exchange authorities that are necessary for the ownership or lease of its properties or to conduct its business as described in the Offer Documents, except for such permits, authorizations, approvals, orders, licenses, certificates and concessions the failure to obtain which will not have a Material Adverse Effect.

Confidential

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(4)	The Agreements have been duly authorized, executed and delivered by the Company and constitute legal, valid and binding and enforceable obligations of the Company. With respect to Section 57 of the German Stock Corporation Act (Aktiengesetz), we note that there is no case law on the issue of whether a stock corporation such as the Company may agree to provide indemnification of the type set forth in Article 6 of the Underwriting Agreement or contribute to losses as set forth in Clause 1 of the Contribution Agreement in transactions such as the Offering. Considering all circumstances of the Offering, the underlying statutory concepts (including the statutory liability of issuers for prospectuses pursuant to Sections 21 et seq. of the German Securities Prospectus Act (Wertpapierprospektgesetz)), it is our view that Article 6 of the Underwriting Agreement does not violate Section 57 of the German Stock Corporation Act (Aktiengesetz).

(5)	Neither the execution and delivery of the Agreements nor the performance by the Company of its obligations thereunder conflict with or result in a violation of any provision of the Articles of Association (Satzung) of the Company or any German law or regulation applicable to the Company.

(6)	Subject to paragraph (ix) above, no consent, authorisation, approval, license or order is required from any court or governmental agency or body in Germany for the execution and delivery of the Agreements and for the issue, sale and delivery of the New Shares pursuant to the Underwriting Agreement and for the performance by the Company of its obligations under the Agreements, and no filing or registration with any such court or governmental agency or body in Germany is required for such purposes, except for the registration of the implementation of the Capital Increase with the Commercial Register, the approval and notification to the competent authorities in the United Kingdom of the Prospectus and any supplement (Nachtrag) to the Prospectus, if any, by the BaFin, and the admission of the New Shares to trading and the inclusion in the existing quotation on the regulated market (Regulierter Markt) of the stock exchanges in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, as well as to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse).

(7)	The issue of the New Shares, the Offering and the execution of the Agreements as well as the performance by the Company of its obligations thereunder do not conflict with or result in a violation of the Articles of Association (Satzung) or applicable provisions of German law, provided that the German language subscription offer (Bezugsangebot) is published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger) and in the Frankfurter Allgemeine Zeitung on [—] 2014 and [—] 2014, respectively, as provided in the Underwriting Agreement.

Confidential

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(8)	Upon subscription and payment for the New Shares in accordance with the Underwriting Agreement, and upon registration of the implementation of the Capital Increase with the Commercial Register, the New Shares will be duly issued, fully paid and freely transferable under the laws of Germany and will conform to the description thereof in the Offer Documents.

(9)	The statements made in the German Prospectus and in the International Offering Circular under the captions “Regulation and Supervision”; “General Information about Deutsche Bank”, “Description of Deutsche Bank’s Share Capital” constitute a fair summary of the provisions of German law described therein.

This opinion is subject to the following qualifications:

(A)	Enforcement of the Agreements may be limited by bankruptcy, insolvency, liquidation, reorganization, limitation and other laws of general application, including general equity principles (Treu und Glauben) or by governmental acts, relating to or affecting the rights of creditors.

(B)	Enforcement of rights may be limited by statutes of limitation or lapse of time.

(C)	Any judicial proceedings in Germany enforcing an agreement or obligation will be subject to the rules of civil procedure as applied by the courts in Germany, which, inter alia and without limitation, might require the translation of foreign language documents into the German language.

(D)	We do not express an opinion as to any rights and obligations Deutsche Bank Aktiengesellschaft may have or appears to have under the Agreements against itself.

We are furnishing this opinion letter to you in your capacity as Underwriters on your behalf, solely for your and the other Underwriters’ benefit in connection with the Offering. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.

This opinion relates exclusively to German law and speaks as of its date only. The undersigned do not assume any obligation to update this opinion or to inform the addressees of any changes to any of the facts or laws or other matters referred to herein.

This opinion is being rendered by the undersigned, in their capacity as employees of the Company, acting as representatives of the Company. Consequently, this opinion is issued by the Company and both of the undersigned shall have no personal liability hereunder.

Confidential

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Yours faithfully,

Dr. Mathias Otto	[—]

Deputy General Counsel	[Associate General Counsel] of Deutsche Bank AG
Germany, Central & Eastern Europe of Deutsche Bank AG

Confidential

DB 2014 / Underwriting Agreement

Schedule VIII

Form of Comfort Letters (IDW PS 910 and SAS 72)

pursuant to Article 8(1)(d), 8(2)(d) and 8(4)(e)

KPMG AG Wirtschaftsprüfungsgesellschaft

KPMG AG Wirtschaftsprüfungsgesellschaft shall deliver comfort letters substantially in conformity with standards set forth under IDW PS 910 and SAS 72.

DB 2014 / Underwriting Agreement

Schedule IX

Form of Officer’s Certificate

pursuant to Article 8(1)(f), 8(2)(e) and 8(4)(f)

Reference is made to the Underwriting Agreement, dated [[—], 2014], (the “Underwriting Agreement”), among Deutsche Bank Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (the “Company”), UBS Limited, Banco Santander, S.A., Barclays Bank PLC, COMMERZBANK Aktiengesellschaft, Goldman Sachs International and J.P. Morgan Securities plc as well as the other financial institutions named therein. Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in the Underwriting Agreement. [NAME], [TITLE], and [NAME], [TITLE], of the Company each hereby certifies that, to the best of his knowledge, after reasonable investigation:

(1)	The representations and warranties of the Company in the Underwriting Agreement are true and correct as of the date hereof as though made on and as of this date.

(2)	The Company has performed all obligations on its part to be performed or satisfied pursuant to the Underwriting Agreement on or prior to the date hereof.

(3)	No Material Adverse Event (as defined in Article 9 (1) of the Underwriting Agreement) has occurred on or prior to the date hereof.

IN WITNESS WHEREOF, each of the Undersigned has signed this certificate this         day of             .

[Name and Title]

[Name and Title]